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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F    ☒                  Form 40-F    ☐

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes    ☐                             No    ☒

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –              .

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations for the three and nine months ended September 30, 2018 and 2017

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

FINANCIAL INFORMATION

Management's discussion and analysis

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA," or the "Company") and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our consolidated financial statements for the year ended December 31, 2017 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), using the euro as our reporting currency. At September 30, 2018, there were no IFRS or International Financial Reporting Interpretation Committee ("IFRIC") interpretations as endorsed by the European Union relevant for interim reporting that differed from IFRS as issued by the IASB.

In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to our North America operating segment, the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality management, procurement and research and development. The abbreviation "M" is used to denote the presentation of amounts in millions. The term "Constant Currency" or at "Constant Exchange Rates" means that we have translated local currency revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items for the current reporting period into euro using the prior year exchange rates to provide a comparable analysis without effect from exchange rate fluctuations on translation, as described below under "Financial condition and results of operations --II. Discussion of measures -- Non–IFRS measures – Constant currency information."

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "outlook," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

  •
  changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis and other health care services, including potentially significant changes that could be enacted due to the announced intention of the Trump administration to continue its efforts to repeal and replace the Patient Protection and Affordable Care Act and due to state ballot initiatives and other legislative efforts that would impose new regulations impacting our reimbursement from commercial payors, required staffing levels and other clinical operations;

  •
  the outcome of government and internal investigations as well as litigation;

  •
  risks relating to compliance with current and future government laws and regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act, the Food, Drug and Cosmetic Act, and outside the U.S., various anti-corruption and anti-competition laws in Europe, Asia and South America such as the UK Bribery

FRESENIUS MEDICAL CARE AG & Co. KGaA

    Act and competition laws in various countries such as China, Brazil and throughout Europe, as well as the EU Medical Device Directive, the EU General Data Protection Regulation, the two invoice policy and the Tendering and Bidding Law in China and other related local legislation, such as any applicable anti-money laundering laws, as well as other comparable statutory and regulatory regimes in many of the countries where we supply health care services and/or products;

  •
  the influence of commercial treatment volumes as well as commercial insurers and integrated care organizations, including efforts by these organizations to manage costs by limiting healthcare benefits, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums;

  •
  the impact of health care, tax and trade law reforms and regulation, including those proposed and enacted by the Trump administration in the U.S.;

  •
  product liability risks;

  •
  risks relating to our ability to continue to make acquisitions;

  •
  risks relating to our ability to attract and retain skilled employees, including shortages of skilled clinical personnel;

  •
  the impact of currency fluctuations;

  •
  potential impairment loss on assets in the Latin America Segment due to decreases in the recoverable amount of those assets relative to their book value including inflationary effects;

  •
  our ability to protect our information technology systems against cyber security attacks or prevent other data privacy or security breaches;

  •
  changes in our costs of purchasing and utilization patterns for pharmaceuticals;

  •
  introduction of generic or new pharmaceuticals that compete with our products or services or the development of pharmaceuticals that greatly reduce the progression of chronic kidney disease;

  •
  launch of new technology or therapies that compete with our businesses;

  •
  changes in raw material and energy costs or the inability to procure raw materials;

  •
  collectability of our receivables, which depends primarily on the efficacy of our billing practices and the financial stability and liquidity of our governmental and commercial payors;

  •
  our ability to achieve cost savings in various health care risk management programs in which we participate or intend to participate; and

  •
  the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines.

Important factors that could contribute to such differences are noted in "Financial condition and results of operations – I. Overview" below, in note 12 of the notes to consolidated financial statements (unaudited) included in this report, in note 22 of the notes to consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2017, as well as under "Risk Factors," "Business overview," "Operating and financial review and prospects," and elsewhere in that report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with our financial statements and the discussion under "Results of operations, financial position and net assets" below.

As a result of the implementation of IFRS 15, Revenue from Contracts with Customers ("IFRS 15") and IFRS 9, Financial Instruments ("IFRS 9"), the Company has updated its accounting policies accordingly. Please refer to note 1 of the notes to consolidated financial statements (unaudited) included in this report for further details on the updated policies. Excluding the policy updates for IFRS 15 and IFRS 9, there have been no significant changes during the nine months ended September 30, 2018 to the items disclosed within the critical accounting policies and estimates in notes 1 and 2 to the consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2017 in accordance with IFRS as issued by the IASB.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values.

Financial condition and results of operations

I. Overview

We are the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. We provide dialysis care and related services to persons who suffer from end stage renal disease ("ESRD") as well as other health care services. We develop and manufacture a wide variety of health care products, which includes both dialysis and non-dialysis products. Our dialysis products include dialysis machines, water treatment systems and disposable products while our non-dialysis products include acute cardiopulmonary and apheresis products. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. We describe certain other health care services that we provide in our North America Segment and our Asia-Pacific Segment as "Care Coordination." Care Coordination currently includes, but is not limited to, coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. Until June 28, 2018, Care Coordination also included the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which we refer to as "hospital related physician services" (see note 2 (b) of the notes to the consolidated financial statements (unaudited) included in this report). All of these Care Coordination services together with dialysis care and related services represent our health care services. We estimated the volume of the global dialysis market was approximately €70 billion in 2017. Due to the complexity and evolving nature of Care Coordination services, we are currently unable to estimate the global volume of this market. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care research.

As a global company delivering health care services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

Premium assistance programs

On August 18, 2016, the Centers for Medicare and Medicaid Services ("CMS") issued a request for information ("RFI") seeking public comment on concerns about providers' steering patients inappropriately to individual plans offered on the Patient Protection and Affordable Care Act individual health insurance market. Fresenius Medical Care Holdings, Inc. ("FMCH") and other dialysis providers, commercial insurers and other industry participants responded to the RFI, and in that response, we reported that we do not engage in such steering. On December 14, 2016, CMS published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment" that would amend the Conditions for Coverage for dialysis providers, like FMCH. The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the American Kidney Fund ("AKF") and, therefore, could have resulted in those patients losing their individual market health insurance coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on our operating results. On January 25, 2017, a federal district court in Texas, responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH, preliminarily enjoined CMS from implementing the IFR (Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.)). The preliminary injunction was based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute. On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process in the fall of 2017 which has not been published to date. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court.

The operation of charitable assistance programs like that of the AKF is also receiving increased attention by state insurance regulators and state legislatures. The result may be a regulatory framework that differs from state to state.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Even in the absence of the IFR or similar administrative actions, insurers are likely to continue efforts to thwart charitable premium assistance to our patients for individual market plans and other insurance coverages. If successful, these efforts would have a material adverse impact on our operating results.

On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts inquiring into our interactions and relationships with AKF, including our charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH is cooperating with the investigation.

For further information on these and other legal proceedings, please see note 12 of the notes to consolidated financial statements (unaudited) found elsewhere in this report.

U.S. ballot initiatives and other legislation

Further federal or state legislation or regulations may be enacted in the future through a public referendum process that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries and/or implement new or alternative operating models and payment models that could present more risk to our healthcare service operations. If successful, ballot initiatives introduced at the state level in the United States can force a vote of all state citizens to directly adopt or reject proposed new legislation. These ballot initiatives require a material commitment of resources by us to participate in public discourse regarding the proposed new legislation underlying the initiatives, which if passed, could further regulate clinic staffing requirements, state inspection requirements and margins on commercial business. In 2018, there were preliminary efforts in three states in the U.S. to place dialysis-related ballot initiatives in upcoming public referendums. Two such initiatives did not progress to placement on the ballot, and one in the State of California has been placed on the ballot and will be voted on in the general election in November. Also in California, legislation impacting the dialysis industry was passed by the California legislature but was then vetoed by the California Governor. State regulation at this level would introduce an unprecedented level of oversight and additional expense at the clinic level which could have a material adverse effect on our business in the impacted states. While there is uncertainty regarding the passage and scope of these ballot initiatives, if some form of restrictive dialysis-related legislation passes at the state level, such action could have a material adverse impact on our business. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state healthcare programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations.

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the nine months ended September 30, 2018, approximately 33% of our consolidated revenue is attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by CMS. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. To date, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration," (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 ("ATRA") as subsequently modified under the Protecting Access to Medicare Act of 2014 ("PAMA") and (iv) CMS's 2017 final rule on the Physician Fee Schedule, which partially corrected reimbursement for certain procedures that were materially undervalued in 2016. Please see the detailed discussions on these and further legislative developments below:

  •
  Under the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under a single bundled payment rate which provides a fixed payment rate, the ESRD PPS, to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD quality incentive program ("QIP") which provides that dialysis facilities that fail to achieve quality standards established by CMS could have payments reduced, determined on an annual basis, by up to 2 percent.
  •
  MIPPA also includes a provision for an annual adjustment to the ESRD PPS base rate based on changes in the costs of a "market basket" of certain healthcare items and services, less a productivity adjustment.
  •
  Additionally, as a result of the Budget Control Act of 2011 ("BCA") and subsequent activity in Congress, U.S. Sequestration ($1.2 trillion in across-the-board spending cuts in discretionary programs) took effect on March 1, 2013 and is expected to continue through mid-2024. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 and continues in force. Spending cuts pursuant to U.S. Sequestration have adversely affected and will continue to adversely affect our operating results.
  •
  In 2014, as mandated by ATRA, CMS issued a final rule for the ESRD PPS, which phased in payment reductions to account for changes in utilization of certain drugs and biologicals that are included in the

FRESENIUS MEDICAL CARE AG & Co. KGaA

    ESRD PPS, which were subsequently modified by PAMA. These reductions reduced our market basket inflation adjustment by 1.25% in 2016 and 2017, and will reduce our inflation adjustment by 1% in 2018.

  •
  On October 27, 2017, CMS issued the final rule and updated the ESRD PPS rate for 2018. We and other large dialysis organizations will experience a 0.4% increase in payments under this final rule. The base rate per treatment is $232.37 which represents a 0.3% increase from the 2017 base rate including the adjustment for the wage index budget-neutrality factor. The 2018 final rule reflects a market basket increase of 0.3% (1.9% market basket increase that is partially offset by a 1% reduction under PAMA and a 0.6% multifactor productivity adjustment) and application of the wage index budget-neutrality adjustment factor of 1.000531. The 2018 ESRD PPS rate does not contain any changes to the previous wage index floor of 0.4000.
  •
  On July 11, 2018, CMS issued a proposed rule for the ESRD PPS rate for 2019. We and other large dialysis organizations expect to experience a 1.7% increase in payments under this proposed rule. The proposed base rate per treatment is $235.82 which represents a 1.5% increase from the 2018 base rate including the adjustment for the wage index budget-neutrality factor. The 2019 proposed rule reflects a market basket increase of 1.5% (2.2% market basket increase that is partially offset by a 0.7% multifactor productivity adjustment) and application of the wage index budget-neutrality adjustment factor of 0.999833. The 2019 ESRD PPS rate contains a proposed increase to the wage index floor of 0.1, for a 2019 wage index floor of 0.5000.
  •
  The ESRD PPS proposed rule on July 11, 2018 also updated the ESRD QIP, for payment years 2019, 2020, 2021 and 2022, under which payments made to dialysis facilities are subject to reduction based on clinical measures. The proposed rule includes further alignments for the payment year 2021 to the CMS Meaningful Measures Initiatives as well as updates on the reporting of QIP data until four months after the CMS certification number becomes effective to provide facilities with more time to learn how to report the required data. The proposed rule also would increase the number of facilities selected for National Healthcare Safety Networks data validation study from 35 to 150 as well as making the Consolidated Renal Operations in a Web-Enabled Network data validation study into a permanent program requirement. For payment year 2022, the ruling proposes the adoption of the Percentage of Prevalent Patients Waitlisted Measure within the proposed Care Coordination Measure Domain as well as a proposal to adopt the Medication Reconciliation for Patients Receiving Care at Dialysis Facilities Measure within the Safety Measure Domain.
  •
  On July 25, 2018, CMS issued the calendar year 2019 proposed rule for hospital outpatient and ambulatory surgery center payment systems. In the rule, CMS proposes to change policies it implemented in 2018 and lower the device offset percentage threshold from 40 percent to 30 percent and to allow procedures that involve surgically inserted or implanted, single-use devices that meet the device offset percentage threshold to qualify as device-intensive procedures. Some dialysis vascular access codes are impacted by this change. CMS, however, proposed to designate certain other dialysis vascular access codes as office-based procedures, which will cap reimbursement for those codes at the Medicare physician fee schedule rate. The office-based designation will decrease overall reimbursement in ambulatory surgery center facilities for dialysis vascular access procedures.

Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. See "Risk factors - We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results" which is included in our Annual Report on Form 20-F for the year ended December 31, 2017.

In a final rule published on November 6, 2015, CMS provided for implementation of the PAMA oral-only provision. CMS clarified that once any non-oral ESRD-related drug in a category previously considered oral only is approved by the U.S. Food and Drug Administration ("FDA"), such category of drugs will cease to be considered oral only. However, for at least two years, CMS will pay for both oral and non-oral versions of the drug using a "transitional drug add-on payment adjustment," based on the average sales price plus 6% (4.3% after giving effect to the U.S. Sequestration) or some other mechanism set in accordance with Section 1847A of the Social Security Act. During this transition period, CMS will not pay outlier payments for these drugs, but the agency will collect data reflecting utilization of both the oral and injectable or intravenous forms of the drugs, as well as payment patterns, in order to help determine how to appropriately adjust the ESRD PPS payment rate as these drugs are included in the payment bundle. At the end of this transition period, CMS will incorporate payment for the oral and non-oral versions of the drug in the ESRD PPS payment rates, utilizing a public rulemaking process.

On February 7, 2017, Amgen, Inc. announced that the FDA had approved Parsabiv™, an intravenous calcimimetic for the treatment of secondary hyperparathyroidism in adult patients with chronic kidney disease on dialysis. Effective January 1, 2018, CMS implemented the transitional drug add-on payment adjustment and applied it to calcimimetics. CMS adjusted the ESRD PPS rate to reflect the addition of the calcimimetics to the ESRD PPS payment bundle ("PAMA oral-only provision"). Under PAMA, CMS will collect and review intravenous and oral calcimimetics utilization data and payment patterns during the transition period and adjust the ESRD PPS payment rate at the end of the transition period based on CMS's findings.

FRESENIUS MEDICAL CARE AG & Co. KGaA

The introduction of Parsabiv also impacts how some payors, other than Medicare, arrange for the provision of calcimimetics for their patients. While some patients continue to receive calcimimetics from their pharmacies as a pharmacy benefit, other patients receive calcimimetics from their dialysis providers as a medical benefit. While we anticipate receiving additional reimbursement from payors when these drugs are provided by our clinics, this type of transition from an oral-only drug has not occurred previously and the reimbursement landscape for non-Medicare payors is still being developed.

If we are unable to secure and maintain appropriate reimbursement arrangements for calcimimetics when provided by our dialysis clinics, we could experience a material adverse effect on our business, results of operations and financial condition.

Participation in new Medicare payment arrangements

Under CMS's Comprehensive ESRD Care Model (the "Model"), dialysis providers and physicians can form entities known as ESRD Seamless Care Organizations, or "ESCOs," as part of a new payment and care delivery model that seeks to deliver better health outcomes for ESRD patients while lowering CMS' costs. Following our initial participation in six ESCOs, we are presently participating in the Model through 24 ESCOs formed at our dialysis facilities. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS' cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings, which is adjusted based on the ESCO's performance on certain quality metrics. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and to reimburse CMS a share of any such increases if actual costs rise above set thresholds. As of January 1, 2018, the existing twenty-four ESCOs expanded by adding new physician practice partners and dialysis facilities, growing the number of patients participating from approximately 26,000 in 2017 to approximately 42,000 (as of September 30, 2018).

In November 2017, we announced the results from the first performance year from our ESCOs. The results, which cover the period from October 2015 through December 2016, show improved health outcomes for patients receiving coordinated care through the ESCOs. This success was validated by an independent report, which showed a nearly 9 percent decrease in hospitalization rates for these patients during the same time. As a result, the Company's ESCOs together generated more than $43 M in gross savings, an average 5.47% reduction in expenditures per patient, with all six of its first-year ESCOs exceeding the shared savings benchmark. Final performance year settlement reports have not yet been provided by CMS to finalize ESCO performance results for 2017.

Bundled Payment for Care Improvement ("BPCI") is a CMS pilot initiative, extended through September 30, 2018, with bundled payments for the individual services furnished to Medicare beneficiaries during a single episode of illness or course of treatment, including acute inpatient hospital services, physician services, and post-acute services. We commenced participation in several markets under the BPCI in April 2015 through our majority-owned subsidiary, Sound Inpatient Physicians, Inc ("Sound"). On June 28, 2018, we divested our controlling interest in Sound. See note 2 (b) of the notes to consolidated financial statements (unaudited) included in this report. Under the BPCI, we had the ability to receive additional payments if we were able to deliver quality care at a cost that was lower than certain established benchmarks, but also had the risk of incurring financial penalties if we were unsuccessful in doing so.

As of January 1, 2019, we will no longer be providing any Medicare Advantage ESRD Chronic Conditions Special Needs Plan ("MA-CSNP") products.

We have also entered into sub-capitation and other risk-based and value-based arrangements with certain payors to provide care to Medicare Advantage ESRD patients. Under these arrangements, a baseline per patient per month amount is established. If we provide complete care for less than the baseline, we retain the difference. If the cost of complete care exceeds the baseline, we owe the payor the difference.

Company structure

Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how we manage our businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies. Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate IFRS measures are revenue, operating income and operating income margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters' overhead charges, including accounting and finance, because

FRESENIUS MEDICAL CARE AG & Co. KGaA

we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. Global research and development is also centrally managed at Corporate. These corporate activities do not fulfill the definition of a segment according to IFRS 8. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities (see note 14 of the notes to consolidated financial statements (unaudited) found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

II.     Discussion of measures

Non-IFRS measures

Certain of the following key performance indicators and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS ("Non-IFRS Measure"). We believe this information, along with comparable IFRS measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation as well as our compliance with financial covenants. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS.

Delivered EBIT (Non-IFRS Measure)

As a result of the significance of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered EBIT"). Delivered EBIT approximates the operating income attributable to the shareholders of FMC-AG & Co. KGaA. As such, we believe that operating income, or EBIT, is the closest comparable IFRS measure.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Below is a table showing the reconciliation of operating income to Delivered EBIT on a consolidated basis and for our reporting segments:

Delivered EBIT reconciliation

in € M
	Three months ended September 30		Nine months ended September 30

	2018	2017	2018	2017

Total
Operating income (EBIT)	527	609	2,425	1,843
less noncontrolling interests	(64)	(62)	(176)	(199)

Delivered EBIT	463	547	2,249	1,644
North America
Operating income (EBIT)	525	483	2,173	1,478
less noncontrolling interests	(61)	(59)	(167)	(192)

Delivered EBIT	464	424	2,006	1,286
Dialysis
Operating income (EBIT)	489	437	1,255	1,424
less noncontrolling interests	(55)	(51)	(152)	(169)

Delivered EBIT	434	386	1,103	1,255
Care Coordination
Operating income (EBIT)	36	46	918	54
less noncontrolling interests	(6)	(8)	(15)	(23)

Delivered EBIT	30	38	903	31
EMEA
Operating income (EBIT)	88	106	302	333
less noncontrolling interests	(2)	(1)	(3)	(2)

Delivered EBIT	86	105	299	331
Asia-Pacific
Operating income (EBIT)	66	77	218	237
less noncontrolling interests	(1)	(2)	(6)	(5)

Delivered EBIT	65	75	212	232
Dialysis
Operating income (EBIT)	57	68	197	222
less noncontrolling interests	0	(2)	(4)	(5)

Delivered EBIT	57	66	193	217
Care Coordination
Operating income (EBIT)	9	9	21	15
less noncontrolling interests	(1)	0	(2)	0

Delivered EBIT	8	9	19	15
Latin America
Operating income (EBIT)	(1)	18	24	45
less noncontrolling interests	0	0	0	0

Delivered EBIT	(1)	18	24	45

Net cash provided by (used in) operating activities in % of revenue (Non-IFRS Measure)

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of

FRESENIUS MEDICAL CARE AG & Co. KGaA

working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. It is an indicator of our operating financial strength.

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, reducing debt financing or for repurchasing shares.

The following table shows the significant cash flow key performance indicators for the nine months ended 2018 and 2017 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Cash flow measures

in € M, except where otherwise specified
	For the nine months ended September 30,

	2018	2017

Revenue	12,247	13,355

Net cash provided by (used in) operating activities	1,220	1,664
Capital expenditures	(732)	(632)
Proceeds from sale of property, plant and equipment	30	18

Capital expenditures, net	(702)	(614)

Free cash flow	518	1,050
Net cash provided by (used in) operating activities in % of revenue	10%	12%
Free cash flow in % of revenue	4%	8%

Net leverage ratio (Non-IFRS Measure)

The Net Leverage Ratio is a key performance indicator used for internal management. To determine the Net Leverage Ratio, debt less cash and cash equivalents (net debt) is compared to EBITDA (earnings before interest, taxes, depreciation and amortization) (adjusted for acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in our Amended 2012 Credit Agreement and non-cash charges). The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the Net Leverage Ratio provides more reliable information about the extent to which we are able to meet our payment obligations rather than considering only the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a relatively large share of debt capital compared with companies in other industries. The following table shows the reconciliation of Net Leverage Ratio as of September 30, 2018 and December 31, 2017.

Reconciliation of net leverage ratio

in € M, except where otherwise specified
	September 30, 2018	December 31, 2017

Debt	7,370	7,448
Cash and cash equivalents	1,754	978

Net Debt	5,616	6,470
Operating Income(1),(2),(3)	2,021	2,372
Depreciation and amortization(1),(2)	701	731
Non-cash charges(2)	42	51

EBITDA(1),(2),(3)	2,764	3,154

Net leverage ratio(1),(3)	2.0	2.1

(1) Including adjustments for acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement.
(2) Last 12 months.
(3) 2018 excluding the gain related to divestitures of Care Coordination activities (see note 2 (b) of the notes to the consolidated financial statements (unaudited) included in this report).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Return on invested capital ("ROIC") (Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax ("net operating profit after tax" or "NOPAT") to the average invested capital of the last five quarter closing dates and expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to a specific investment project. The following table shows the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS financial measure, and how ROIC is calculated:

Reconciliation of Average Invested Capital and ROIC

in € M, except where otherwise specified
2018	September 30, 2018	June 30, 2018 (2)	March 31, 2018 (2)	December 31, 2017 (2)	September 30, 2017 (2)

Total assets	25,587	25,045	23,091	22,930	23,043
Plus: Cumulative goodwill amortization	407	405	385	395	400
Minus: Cash and cash equivalents	(1,754)	(1,657)	(800)	(931)	(681)
Minus: Loans to related parties	(112)	(118)	(109)	(92)	(146)
Minus: Deferred tax assets	(328)	(334)	(325)	(315)	(333)
Minus: Accounts payable	(611)	(559)	(496)	(577)	(505)
Minus: Accounts payable to related parties	(194)	(183)	(236)	(147)	(224)
Minus: Provisions and other current liabilities (1)	(2,748)	(2,689)	(2,406)	(2,565)	(2,533)
Minus: Income tax payable	(209)	(330)	(239)	(194)	(251)

Invested capital	20,038	19,580	18,865	18,504	18,770

Average invested capital as of September 30, 2018	19,151
Operating income(2), (3)	2,851
Income tax expense(2), (3), (4)	(639)

NOPAT (3)	2,212

ROIC in %	11.5%

2017	December 31, 2017	September 30, 2017(2)	June 30, 2017(2)	March 31, 2017(2)	December 31, 2016(2)

Total assets	24,025	24,156	24,617	26,016	25,825
Plus: Cumulative goodwill amortization	394	400	413	439	444
Minus: Cash and cash equivalents	(978)	(729)	(721)	(678)	(716)
Minus: Loans to related parties	(92)	(146)	(169)	(220)	(220)
Minus: Deferred tax assets	(315)	(334)	(308)	(311)	(292)
Minus: Accounts payable	(590)	(518)	(484)	(505)	(584)
Minus: Accounts payable to related parties	(147)	(224)	(216)	(271)	(264)
Minus: Provisions and other current liabilities (1)	(2,791)	(2,763)	(2,822)	(2,791)	(2,866)
Minus: Income tax payable	(194)	(251)	(234)	(277)	(242)

Invested capital	19,312	19,591	20,076	21,402	21,085

Average invested capital as of December 31, 2017	20,293
Operating income(2)	2,372
Income tax expense(2), (4), (5)	(617)

NOPAT	1,755

ROIC in %	8.6%

(1) Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.
(2) Including adjustments for acquisitions and divestitures made for the last twelve months with a purchase price above a € 50 M threshold as defined in the Amended 2012 Credit Agreement.
(3) Last 12 months.
(4) Adjusted for noncontrolling partnership interests.
(5) Includes the remeasurement of deferred tax balances as a result of U.S. tax reform ("U.S. Tax Reform") of approximately €236 M.

FRESENIUS MEDICAL CARE AG & Co. KGaA

EBITDA (Non-IFRS)

EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2012 Credit Agreement or may be relevant in other major financing arrangements. You should not consider EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies, particularly since our calculation of EBITDA includes adjustments provided in our Amended 2012 Credit Agreement. A reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable IFRS financial measure, is calculated as follows:

Reconciliation of EBITDA to net cash provided by (used in) operating activities in € M
	For the nine months ended September 30,

	2018	2017

Total EBITDA	2,959	2,397
Interest expense (net of interest income)	(239)	(274)
Income tax expense	(453)	(484)
Change in deferred taxes, net	69	(46)
Changes in operating assets and liabilities	(281)	67
Compensation expense related to share-based plans	10	42
(Gain) loss on sale of fixed assets, investments and divestitures	(836)	4
Other items, net	(9)	(42)

Net cash provided by (used in) operating activities	1,220	1,664

Constant currency information

Some key performance indicators and other financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC-AG & Co. KGaA include the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate these Non-IFRS financial measures at constant exchange rates in our filings to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms "Constant Exchange Rates" or "Constant Currency."

We believe that the measures at Constant Currency (Non-IFRS Measure) are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in Non-IFRS revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items and changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from IFRS measures next to the growth rate derived from Non-IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Business metrics for Care Coordination

The measures for the North America Segment and the Asia-Pacific Segment discussed below include prior programs in which we participated and current and future programs that we will be participating in and will be reflected in the discussion of our business. Currently, in our North America Segment, sub-capitation, BPCI (until June 28, 2018 – see note 2 of the notes to the consolidated financial statements (unaudited) included in this report), ESCO programs, MA-CSNPs and other shared savings programs are included within the Member Months and Medical Cost Under Management calculations below. In the future, other programs may be included in the metrics below. Note that due to the timing required by CMS to review the BPCI and ESCO program data that we provide, estimates have been used in order to report these metrics in a timely manner. The Asia-Pacific Segment Care Coordination metric currently used for discussion purposes is patient encounters. These metrics may be developed further in future periods. These metrics are neither IFRS measures nor non-IFRS measures, and are therefore not accompanied by or reconciled to IFRS measures.

Member months under medical cost management

In our North America Segment, member months under medical cost management is calculated by multiplying the number of members included in value-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs ("Member Months"). In the aforementioned programs, we assume the risk of generating savings. The financial results are recorded in earnings as our performance is determined. The membership offerings within Care Coordination are sub-capitation arrangements, MA-CSNPs, ESCO and BPCI (until June 28, 2018 – see note 2 of the notes to the consolidated financial statements (unaudited) included in this report) programs as well as other shared savings programs. An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical cost under management

In our North America Segment, medical cost under management represents the management of medical costs associated with our patient membership in value-based programs. For ESCO, BPCI (until June 28, 2018 – see note 2 of the notes to the consolidated financial statements (unaudited) included in this report) and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical costs per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care coordination patient encounters

Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities and, we believe, is an indicator of the revenue generated. Care Coordination patient encounters in the North America Segment is the sum of all encounters and procedures completed during the period by Sound until June 28, 2018 (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report), MedSpring Urgent Care Centers, Azura Vascular Care, and National Cardiovascular Partners, the trade name of Laurus Healthcare L.P., as well as patients in our Fresenius Medical Care Rx Bone Mineral Metabolism ("Rx BMM") program. Care Coordination patient encounters in the Asia-Pacific Segment is the sum of all encounters for the following services: ambulant treatment services in day care hospitals, comprehensive and specialized health check-ups, inpatient and outpatient services, vascular access and other chronic treatment services.

III. Results of operations, financial position and net assets

The following sections summarize our results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information using a management approach, consistent with the manner in which management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Results of operations

Segment data (including Corporate)

in € M
	For the three months ended September 30,		For the nine months ended September 30,

	2018	2017	2018	2017

Total revenue
North America	2,843	3,115	8,589	9,715
EMEA	620	632	1,908	1,888
Asia-Pacific	421	411	1,235	1,206
Latin America	171	175	505	535
Corporate	3	3	10	11

Total	4,058	4,336	12,247	13,355

Operating income
North America	525	483	2,173	1,478
EMEA	88	106	302	333
Asia-Pacific	66	77	218	237
Latin America	(1)	18	24	45
Corporate	(151)	(75)	(292)	(250)

Total	527	609	2,425	1,843

Interest income	10	12	30	35
Interest expense	(84)	(98)	(269)	(309)
Income tax expense	(104)	(152)	(453)	(484)

Net Income	349	371	1,733	1,085
Less: Net Income attributable to noncontrolling interests	(64)	(62)	(176)	(199)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	285	309	1,557	886

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. The three and nine months ended September 30, 2018 and 2017 were negatively impacted by the development of the euro against the U.S. dollar. For the respective three- and nine-months periods ended September 30, 2018, approximately 70% and 70% of revenue and approximately 100% and 90% of operating income were generated in U.S. dollars.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Three months ended September 30, 2018 compared to three months ended September 30, 2017

Consolidated financials

Key indicators for the consolidated financial statements

in € M, except where otherwise specified
			Change in %

	For the three months ended September 30		As reported	Constant Currency(1)

	2018	2017

Revenue	4,058	4,336	(6%)	(6%)
Health care services	3,258	3,532	(8%)	(8%)
Health care products	800	804	0%	1%
Number of dialysis treatments	12,557,574	12,205,278	3%
Same market treatment growth in %	2.9%	2.2%
Gross profit as a % of revenue	31.2%	32.8%
Selling, general and administrative costs as a % of revenue	18.3%	18.5%
Operating income	527	609	(13%)	(20%)
Operating income margin in %	13.0%	14.0%
Delivered EBIT(2)	463	547	(15%)	(23%)
Net income attributable to shareholders of FMC-AG & Co. KGaA	285	309	(8%)	(17%)
Basic earnings per share	0.93	1.01	(8%)	(17%)

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non-IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non-IFRS Measures – Delivered EBIT" above.

Health care services revenue decreased by 8% with virtually no foreign currency translation effects. The decrease was driven by decreases attributable to prior year activities associated with Sound as well as effect of closed or sold clinics (9%), the inclusion of implicit price concessions related to the implementation of IFRS 15 ("Implementation of IFRS 15") (3%) and a decrease in dialysis days (1%), partially offset by growth in same market treatments (3%), increases in organic revenue per treatment (1%) and contributions from acquisitions (1%). For further information on the Implementation of IFRS 15, see note 1 of the notes to the consolidated financial statements (unaudited) included in this report.

Dialysis treatments increased by 3% as a result of growth in same market treatments (3%) and contributions from acquisitions (2%), partially offset by a decrease in dialysis days (1%) and the effect of closed or sold clinics (1%).

At September 30, 2018, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,872 dialysis clinics compared to 3,714 dialysis clinics at September 30, 2017. During the three months ended September 30, 2018, we acquired 22 dialysis clinics, opened 54 dialysis clinics and combined or closed 19 clinics. The number of patients treated in dialysis clinics that we own, operate or manage (excluding patients of dialysis clinics managed but not consolidated in the U.S.) increased by 4% to 329,085 at September 30, 2018 from 317,792 at September 30, 2017.

Health care product revenue remained stable including a 1% negative impact from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 1%. Dialysis product revenue remained stable including a 2% negative impact from foreign currency translation. At Constant Exchange Rates, dialysis product revenue increased by 2% driven by higher sales of renal pharmaceuticals and products for acute care treatments, partially offset by lower sales of chronic hemodialysis products. Non-dialysis product revenue decreased by 7% to €18 M from €19 M with no foreign currency translation effects. The non-dialysis product revenue decrease was due to slightly lower sales volumes.

The decrease period over period in the gross profit margin was 1.6 percentage points. Foreign currency translation effects represented a 0.1 percentage point increase in the current period. At Constant Exchange Rates, the decrease primarily reflects reduced margins in our four operating segments. The decrease in the North America Segment is primarily due to the Implementation of IFRS 15, lower earnings related to ESCO's largely as a result of a higher prior-year revenue contribution due to the initial recognition of revenue from previous periods for the new 2017 ESCO's as well as other smaller cost increases, partially offset by the prior year impact from cost effects net of

FRESENIUS MEDICAL CARE AG & Co. KGaA

anticipated recoveries from natural disasters ("Natural Disasters"), favorable pricing for certain pharmaceuticals due to delays for rebasing of reimbursement, and lower personnel expense. The decrease in the EMEA Segment was largely due to unfavorable foreign currency transaction effects, higher personnel expense in certain countries, an unfavorable mix effect from acquisitions with lower margins, and the impact from one less dialysis day. The decrease in the Latin America Segment was driven by the impact from hyperinflation in Argentina. The decrease in the Asia-Pacific Segment was primarily due to an unfavorable impact from business growth due to lower average sales prices, as well as unfavorable foreign currency transaction effects.

The decrease period over period in the selling, general and administrative ("SG&A") expenses as a percentage of revenue was 0.2 percentage points. Foreign currency translation effects represented a 0.1 percentage point positive impact in the current period. At Constant Exchange Rates, the decrease was primarily driven by a decrease in the North America Segment, partially offset by increases at Corporate, the Latin America Segment, the Asia-Pacific Segment and the EMEA Segment. The decrease in the North America Segment was largely due to the Implementation of IFRS 15, the positive impact from income attributable to a consent agreement on certain pharmaceuticals, and lower personnel expense, partially offset by contributions to the opposition to the ballot initiatives in the U.S. ("U.S. Ballot Initiatives"). The increase at Corporate was driven by a 2018 accrual for an FCPA related charge ("2018 FCPA Related Charge"). See note 12 of the notes to the consolidated financial statements (unaudited) included in this report. The increase in the Latin America Segment was primarily due to the impact from hyperinflation in Argentina, unfavorable foreign currency transaction effects, and higher bad debt expense. The increase in the Asia-Pacific Segment was largely driven by unfavorable foreign currency transaction effects. The increase in the EMEA Segment was due to the favorable prior year impact from a legal settlement, higher bad debt expense, and increased personnel costs in certain countries, partially offset by favorable foreign currency transaction effects.

Research and development expenses decreased by 7% to €26 M from €28 M. Period over period, as a percentage of revenue, research and development expenses remained stable.

Income from equity method investees increased by 35% to €18 M from €13 M. The increase was primarily driven by higher income from Vifor Fresenius Medical Care Renal Pharma Ltd., an entity in which we have ownership of 45%, mainly due to increased sales of renal pharmaceuticals.

The decrease period over period in the operating income margin was 1.0 percentage points. Foreign currency translation effects represented a 1.0 percentage point increase in the current period. At Constant Exchange Rates, the decrease in the current period was largely driven by the decrease in the gross profit margin, as discussed above.

Delivered EBIT decreased by 15% including an 8% positive impact from foreign currency translation. At Constant Exchange Rates, Delivered EBIT decreased by 23% largely driven by lower operating income.

Net interest expense decreased by 14% to €74 M from €86 M, with virtually no foreign currency translation effects. The decrease was primarily due to a decreased debt level as well as interest income from the investment of the Sound proceeds.

Income tax expense decreased by 32% to €104 M from €152 M. The effective tax rate decreased to 22.9% from 29.0% for the same period of 2017 largely driven by the U.S. Tax Reform and the gain related to divestitures of Care Coordination activities, partially offset by non-tax deductible expenses, mainly related to the 2018 FCPA Related Charge and U.S. Ballot Initiatives.

Net income attributable to noncontrolling interests increased by 4% to €64 M from €62 M, including a 1% negative impact resulting from foreign currency translation. At Constant Exchange Rates, net income attributable to noncontrolling interests increased by 3%.

Net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 8% to €285 M from €309 M including a 9% positive impact resulting from foreign currency translation. At Constant Exchange Rates, net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 17% due to the combined effects of the items discussed above.

Basic earnings per share decreased by 8%, including a 9% positive impact resulting from foreign currency translation. At Constant Exchange Rates, basic earnings per share decreased by 17%. The average weighted number of shares outstanding for the period was approximately 306.5 M in 2018 (306.6 M in 2017).

We employed 112,134 people (full-time equivalents) as of September 30, 2018 compared to 113,648 as of September 30, 2017, a decrease of 1%, primarily due the divestiture of Sound.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated operating performance on a comparable basis and adjusted

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the three months ended September 30, 2018 and 2017, we have identified the following transactions that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

  •
  the inclusion of implicit price concessions within health care service revenue related to the implementation of IFRS 15 ("Implementation of IFRS 15")

  •
  an adjustment for Sound's revenue, operating income and net income for the third quarter of 2017 to conform to the Sound business included for 2018 prior to the divestiture on June 28, 2018 ("Sound Q3 2017")

  •
  the prior year revenue impact from the recognition of revenue related to the agreement with the United States Departments of Veterans Affairs and Justice for reimbursement for services performed during the period of January 2009 through February 15, 2011 ("VA Agreement")

  •
  U.S. Ballot Initiatives

  •
  the gain related to divestitures of Care Coordination activities (see note 2 (b) of the notes to the consolidated financial statements (unaudited) included in this report) ("Gain Related to Divestitures of Care Coordination Activities")

  •
  2018 FCPA Related Charge

  •
  cost effects net of anticipated recoveries from natural disasters ("Natural Disaster Costs")

  •
  the positive 2018 impact from the U.S. tax reform enacted in 2017 ("U.S. Tax Reform")

The following table reconciles the key indicators for the consolidated financial statements in accordance with IFRS to the adjusted key indicators as described. Included within the reconciliation are comparable basis line items which provide the effect of exclusions which result in the recasting of the line items for comparability year over year. While

FRESENIUS MEDICAL CARE AG & Co. KGaA

we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

Operating performance on a comparable basis and adjusted

in € M
			Change in %

	Three months ended September 30		As reported	Constant Currency(1)

	2018	2017

Revenue	4,058	4,336	(6%)	(6%)
Effect from IFRS 15 implementation	—	(117)
Sound Q3 2017	—	(253)

Revenue on a comparable basis	4,058	3,966	2%	3%
Health Care Services revenue	3,258	3,532	(8%)	(8%)
Effect from IFRS 15 implementation	—	(117)
Sound Q3 2017	—	(253)

Health Care Services revenue on a comparable basis	3,258	3,162	3%	3%
Operating income	527	609	(13%)	(20%)
(Gain) loss related to divestitures of Care Coordination activities	(10)	—
Sound Q3 2017	—	(20)
2018 FCPA related charge	75	—
U.S. Ballot Initiatives	23	—

Operating income on a comparable basis	615	589
VA Agreement	—	3
Natural Disaster Costs	—	12

Operating income adjusted	615	604	2%	1%
Income tax expense	(104)	(152)	(32%)	(38%)
(Gain) loss related to divestitures of Care Coordination activities	(7)
Sound Q3 2017	—	3
U.S. Ballot Initiatives	(1)	—

Income tax expense on a comparable basis	(112)	(149)
VA Agreement		(1)
Natural Disaster Costs		(4)
U.S. Tax Reform	(54)

Income tax expense adjusted	(166)	(154)	8%	7%
Net income(2)	285	309	(8%)	(17%)
(Gain) loss related to divestitures of Care Coordination activities	(17)	—
Sound Q3 2017	—	(5)
2018 FCPA related charge	75	—
U.S. Ballot Initiatives	21	—
Net income on a comparable basis(2)	364	304
VA Agreement	—	2
Natural Disaster Costs	—	8
U.S. Tax Reform	(54)	—

Net income adjusted(2)	310	314	(1%)	(2%)
In % of revenue
Gross profit as a % of revenue	31.2%	32.8%
Gross profit as a % of revenue – adjusted for the impacts on revenue above	31.2%	32.1%
Selling, general and administrative costs as a % of revenue	18.3%	18.5%
Selling, general and administrative costs as a % of revenue – adjusted for the impacts on revenue above	15.9%	16.6%
Operating income margin as a % of revenue	13.0%	14.0%
Operating income margin as a % of revenue – adjusted for the impacts above	15.1%	15.2%

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non-IFRS Measures – Constant currency information" above.
(2) Attributable to shareholders of FMC AG & Co. KGaA

FRESENIUS MEDICAL CARE AG & Co. KGaA

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key indicators and business metrics for the North America Segment in € M, except where otherwise specified
			Change in %

	For the three months ended September 30		As Reported	Constant Currency(1)

	2018	2017

Total North America Segment
Revenue	2,843	3,115	(9%)	(11%)
Health care services	2,628	2,904	(10%)	(11%)
Health care products	215	211	2%	1%
Operating income	525	483	9%	2%
Operating income margin in %	18.5%	15.5%
Delivered EBIT(2)	464	424	9%	2%
Dialysis
Revenue	2,543	2,410	5%	4%
Number of dialysis treatments	7,733,405	7,528,893	3%
Same market treatment growth in %	2.5%	2.4%
Operating income	489	437	12%	12%
Operating income margin in %	19.2%	18.1%
Delivered EBIT(2)	434	386	12%	12%
Care Coordination
Revenue	300	705	(57%)	(61%)
Operating income	36	46	(21%)	(93%)
Operating income margin in %	12.1%	6.6%
Delivered EBIT(2)	30	38	(20%)	(107%)
Member Months Under Medical Cost Management(3),(4)	149,161	145,109	3%
Medical Cost Under Management(3),(4)	866	950	(9%)	(14%)
Care Coordination Patient Encounters(3),(4)	235,491	1,786,534	(87%)

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non-IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non-IFRS Measures – Delivered EBIT" above.
(3) For further information on these metrics, please refer to the discussion above of our Care Coordination measures under "Business Metrics for Care Coordination"
(4) The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Dialysis

Revenue

Dialysis revenue increased by 5% including a 1% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 4%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care revenue increased by 6% to €2,328 M from €2,199 M, including a 1% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis care revenue increased by 5% mainly due to increases in organic revenue per treatment (5%), growth in same market treatments (3%), and contributions from acquisitions (1%), partially offset by the Implementation of IFRS 15 (3%) and a decrease in dialysis days (1%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Dialysis treatments increased by 3% largely due to growth in same market treatments (3%) and contributions from acquisitions (1%), partially offset by a decrease in dialysis days (1%). At September 30, 2018, 201,220 patients (3% increase from September 30, 2017) were being treated in the 2,486 dialysis clinics that we own or operate in the North America Segment, compared to 195,027 patients treated in 2,363 dialysis clinics at September 30, 2017.

In the U.S., the average revenue per treatment, restated for the Implementation of IFRS 15, increased to $356 (€302 at Constant Exchange Rates) from $341 (€289). The development was mainly attributable to the implementation of the PAMA oral-only provision, partially offset by lower revenue from commercial payors and higher implicit price concessions.

Cost per treatment in the U.S., restated for the Implementation of IFRS 15 and adjusted for the impact from Natural Disaster Costs, increased to $290 (€246 at Constant Exchange Rates) from $271 (€230). This development was largely a result of the implementation of the PAMA oral-only provision, increased property and other occupancy related costs as well as the impact from one less dialysis day.

Health care product revenue increased by 2% including a 1% positive impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 1% due to higher sales of renal pharmaceuticals and peritoneal dialysis products, partially offset by lower sales of chronic hemodialysis products.

Operating income margin

The increase period over period in the dialysis operating income margin was 1.1 percentage points. Foreign currency translation effects represented a 0.2 percentage point decrease in the current period. At Constant Exchange Rates, the increase was driven by the positive impact from income attributable to a consent agreement on certain pharmaceuticals, lower personnel expense, the prior year impact from Natural Disasters, and the Implementation of IFRS 15, partially offset by the impact from U.S. Ballot Initiatives, the implementation of the PAMA oral-only provision, and other smaller cost increases.

Delivered EBIT

Dialysis Delivered EBIT increased by 12%, with no foreign currency translation effects. The increase was mainly as a result of increased operating income.

Care Coordination

Revenue

Care Coordination revenue decreased by 57%, including a 4% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue decreased by 61% driven by decreases attributable to prior year activities associated with Sound (33%), a decrease in organic revenue growth due to the implementation of the PAMA oral-only provision which moved certain pharmaceuticals into the bundled rate (26%) and the Implementation of IFRS 15 (3%), partially offset by contributions from acquisitions (1%).

Operating income margin

The increase period over period in the Care Coordination operating income margin was 5.5 percentage points. Foreign currency translation effects represented an 11.0 percentage point increase in the current period which was driven by the use of the euro average exchange rates from the nine-months ended September 30, 2018 being applied to the operating income in U.S. dollar less the reported operating income for the six-months ended June 30, 2018 to arrive at the single quarter impact for September 30, 2018 (including the impact from the change in exchange rates during the quarter operating income for the six-months ended June 30, 2018). The same calculation was made based on respective previous years exchange rates. The U.S. dollar appreciated from the end of June 2018 to end of September 2018 but depreciated from the end of June 2017 to end of September 2017. Therefore the effect on the percentage increase was distortive and was further heightened by the divestiture of Care Coordination activities in 2018. The decrease at Constant Exchange Rates was mainly due to lower earnings related to ESCO's largely as a result of a higher prior-year revenue contribution due to the initial recognition of revenue from previous periods for the new 2017 ESCO's as well as the impact from the divestiture of Care Coordination activities in 2018, partially offset by a positive impact from pharmacy services driven by favorable pricing for certain pharmaceuticals due to delays for rebasing of reimbursement, the implementation of the PAMA oral-only provision as the historical dispensation of calcimimetics through pharmacy services had low margins as a result of higher costs for external services, and lower bad debt expense.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Delivered EBIT

Care Coordination Delivered EBIT decreased by 20% including an 87% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination delivered EBIT decreased by 107% mainly as the result of decreased operating income coupled with decreased income attributable to noncontrolling interests.

Care Coordination business metrics

Member months under medical cost management remained stable primarily due to the expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities, offset by the divestment of our controlling interest in Sound on June 28, 2018 and, as a result, the conclusion of our participation in BPCI. See note 2 (b) of the notes to consolidated financial statements (unaudited) included in this report) and note 4 to the table "Key indicators and business metrics for the North America Segment," above.

Care Coordination's medical cost under management decreased by 9%, including a 5% positive impact from foreign currency translation in the current period. At Constant Exchange Rates, Care Coordination's medical cost under management decreased by 14% due to the divestment of our controlling interest in Sound on June 28, 2018 (see note 2 (b) of the notes to consolidated financial statements (unaudited) included in this report) and, as a result, the conclusion of our participation in BPCI. This decrease was partially offset by our expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities. See note 4 to the table "Key indicators and business metrics for the North America Segment," above.

The decrease in patient encounters was primarily driven by decreased encounters for hospital related physician services as a result of our divesting our controlling interest in Sound on June 28, 2018. See note 2 (b) of the notes to consolidated financial statements (unaudited) included in this report) and note 4 to the table "Key indicators and business metrics for the North America Segment," above.

North America Segment operating performance on a comparable basis and adjusted

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the three months ended September 30, 2018 and 2017, we have identified the following transactions that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

  •
  Implementation of IFRS 15
  •
  Sound Q3 2017
  •
  VA Agreement
  •
  U.S. Ballot Initiatives
  •
  Gain Related to Divestitures of Care Coordination Activities
  •
  Natural Disaster Costs

The following table reconciles the key indicators for the North America Segment in accordance with IFRS to the adjusted key indicators as described. Included within the reconciliation are comparable basis line items which provide the effect of exclusions which result in the recasting of the line items for comparability year over year. While we

FRESENIUS MEDICAL CARE AG & Co. KGaA

believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

North America operating performance on a comparable basis and adjusted in € M
			Change in %

	Three months ended September 30		As reported	Constant Currency(1)

	2018	2017

Revenue	2,843	3,115	(9%)	(11%)
Effect from IFRS 15 implementation	—	(117)
Sound Q3 2017	—	(253)

Revenue on a comparable basis	2,843	2,745	4%	1%
Health Care Services revenue	2,628	2,904	(10%)	(11%)
Effect from IFRS 15 implementation	—	(117)
Sound Q3 2017	—	(253)

Health Care Services revenue on a comparable basis	2,628	2,534	4%	2%
Dialysis Care Services revenue	2,328	2,199	6%	5%
Effect from IFRS 15 implementation	—	(67)

Dialysis Care Services revenue on a comparable basis	2,328	2,132	9%	8%
Care Coordination revenue	300	705	(57%)	(61%)
Effect from IFRS 15 implementation	—	(50)
Sound Q3 2017	—	(253)

Care Coordination revenue on a comparable basis	300	402	(25%)	(32%)
Operating income (EBIT)	525	483	9%	2%
(Gain) loss related to divestitures of Care Coordination activities	(10)	—
Sound Q3 2017	—	(20)
U.S. Ballot Initiatives	23	—

Operating income on a comparable basis	538	463
VA Agreement	—	3
Natural Disaster Costs	—	12

Operating income adjusted	538	478	13%	13%
Dialysis operating income (EBIT)	489	437	12%	12%
U.S. Ballot Initiatives	23	—

Dialysis operating income (EBIT) on a comparable basis	512	437
VA Agreement	—	3
Natural Disaster Costs	—	11
Dialysis operating income adjusted	512	451	14%	14%
Care Coordination operating income	36	46	(21%)	(93%)
(Gain) loss related to divestitures of Care Coordination activities	(10)	—
Sound Q3 2017	—	(20)

Care Coordination operating income on a comparable basis	26	26
Natural Disaster Costs	—	1

Care Coordination operating income adjusted	26	27	(1%)	(5%)
In % of revenue
North America operating income margin as a % of revenue	18.5%	15.5%
North America operating income margin as a % of revenue - adjusted for the impacts above	18.9%	17.4%
Dialysis operating income margin as a % of revenue	19.2%	18.1%
Dialysis operating income margin as a % of revenue - adjusted for the impacts above	20.1%	19.2%
Care Coordination operating income margin as a % of revenue	12.1%	6.6%
Care Coordination operating income margin as a % of revenue - adjusted for the impacts above	8.9%	6.7%

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

EMEA Segment

Key indicators for the EMEA Segment

in € M, except where otherwise specified
			Change in %

	For the three months ended September 30		As Reported	Constant Currency(1)

	2018	2017

Revenue	620	632	(2%)	1%
Health care services	314	311	1%	4%
Health care products	306	321	(5%)	(3%)
Number of dialysis treatments	2,455,783	2,375,370	3%
Same market treatment growth in %	3.3%	2.7%
Operating income	88	106	(18%)	(16%)
Operating income margin in %	14.1%	16.8%
Delivered EBIT(2)	86	105	(18%)	(17%)

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non–IFRS Measures – Delivered EBIT" above.

Revenue

Health care service revenue increased by 1%, including a 3% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 4% as a result of growth in same market treatments (3%) and contributions from acquisitions (3%), partially offset by the effect of closed or sold clinics (1%) and a decrease in dialysis days (1%).

Dialysis treatments increased by 3% mainly due to growth in same market treatments (3%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%) and a decrease in dialysis days (1%). As of September 30, 2018, we had 64,539 patients (4% increase from September 30, 2017) being treated at the 769 dialysis clinics that we own, operate or manage in the EMEA Segment compared to 61,983 patients treated at 732 clinics at September 30, 2017.

Health care product revenue decreased by 5%, including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue decreased by 3%. Dialysis product revenue decreased by 5%, including a 3% negative impact resulting from foreign currency translation. At Constant Exchange Rates, the decrease of 2% in dialysis product revenue was due to lower sales of dialyzers, partially offset by higher sales of machines, products for acute care treatments and increased sales of renal pharmaceuticals. Non-Dialysis product revenue decreased by 7% to €18 M from €19 M with virtually no impact from foreign currency translation effects. The non-dialysis product revenue decrease was due to slightly lower sales volumes.

Operating income margin

The decrease period over period in the operating income margin was 2.7 percentage points. Foreign currency translation effects represented a 0.2 percentage point increase in the operating income margin. At Constant Exchange Rates, operating income margin decreased mainly due to the favorable prior year impact from a legal settlement, higher personnel costs in certain countries, the impact from one less dialysis day, unfavorable foreign currency transaction effects and higher bad debt expense partially driven by the economic situation in emerging markets.

Delivered EBIT

Delivered EBIT decreased by 18%, including a 1% negative impact resulting from foreign currency translation. At Constant Exchange Rates, the Delivered EBIT decreased by 17% primarily due to decreased operating income.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Asia-Pacific Segment

Key indicators for the Asia-Pacific Segment

in € M, except where otherwise specified
			Change in %

	For the three months ended September 30		As Reported	Constant Currency(1)

	2018	2017

Total Asia-Pacific Segment
Revenue	421	411	3%	4%
Health care services	194	194	1%	1%
Health care products	227	217	4%	6%
Operating income	66	77	(14%)	(14%)
Operating income margin in %	15.7%	18.8%
Delivered EBIT(2)	65	75	(14%)	(14%)
Dialysis
Revenue	367	359	2%	3%
Number of dialysis treatments	1,096,803	1,076,929	2%
Same market treatment growth in %	6.2%	2.4%
Operating income	57	68	(15%)	(16%)
Operating income margin in %	15.7%	18.9%
Delivered EBIT(2)	57	66	(15%)	(16%)
Care Coordination
Revenue	54	52	4%	7%
Operating income	9	9	(5%)	0%
Operating income margin in %	16.2%	17.7%
Delivered EBIT(2)	8	9	(5%)	0%
Care Coordination Patient Encounters(3)	270,931	229,318	18%

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non–IFRS Measures – Delivered EBIT" above.
(3) For further information on patient encounters, please refer to the discussion above of our Care Coordination measures under "Business Metrics for Care Coordination"

Dialysis

Revenue

Dialysis revenue increased by 2% including a 1% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 3%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care revenue decreased by 1% to €140 M from €142 M, with virtually no impact from foreign currency translation effects. The decrease was as a result of the effect of closed or sold clinics (6%) and a decrease in dialysis days (1%), partially offset by growth in same market treatments (6%).

Dialysis treatments increased by 2% mainly due to growth in same market treatments (6%), partially offset by the effect of closed or sold clinics (4%). As of September 30, 2018, we had 31,152 patients (3% increase from September 30, 2017) being treated at the 390 dialysis clinics that we own, operate or manage in the Asia-Pacific Segment compared to 30,151 patients treated at 389 clinics at September 30, 2017.

Health care product revenue increased by 4% including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 6% as a result of increased sales of chronic hemodialysis products and products for acute care treatments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Operating income margin

The decrease period over period in the operating income margin was 3.2 percentage points. Foreign currency translation effects represented a 0.3 percentage point increase in the operating income margin. At Constant Exchange Rates, the operating income margin decreased due to unfavorable foreign currency transaction effects and an unfavorable impact from business growth due to lower average sales prices.

Delivered EBIT

Delivered EBIT decreased by 15%, including a 1% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT decreased by 16% mainly due to decreased operating income.

Care Coordination

Revenue

Care Coordination revenue increased by 4%, including a 3% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue increased by 7% driven by organic revenue growth (5%) and contributions from acquisitions (2%).

Operating income margin

The decrease period over period in the Care Coordination operating income margin was 1.5 percentage points. Foreign currency translation effects represented a 0.4 percentage point decrease in the operating income margin. At Constant Exchange Rates, the operating income margin decrease was driven by a change in cost allocations between dialysis and Care Coordination.

Delivered EBIT

Care Coordination Delivered EBIT decreased by 5%, including a 5% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination Delivered EBIT remained stable.

Care Coordination business metrics

The patient encounters increased due to increased encounters for comprehensive and specialized health check-ups as well as ambulant treatment services, inpatient and outpatient services, vascular access and other chronic treatment services.

Latin America Segment

Key indicators for the Latin America Segment

in € M, except where otherwise specified
			Change in %

	For the three months ended September 30		As Reported	Constant Currency(1)

	2018	2017

Revenue	171	175	(2%)	27%
Health care services	122	123	(1%)	34%
Health care products	49	52	(5%)	9%
Number of dialysis treatments	1,271,583	1,224,086	4%
Same market treatment growth in %	1.4%	(0.2%)
Operating income	(1)	18	not applicable	not applicable
Operating income margin in %	(0.9%)	10.2%
Delivered EBIT(2)	(1)	18	not applicable	not applicable

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non–IFRS Measures – Delivered EBIT" above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Revenue

Health care service revenue decreased by 1%, including a 35% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 34% as a result of increases in organic revenue per treatment largely driven by hyperinflation in Argentina (33%), contributions from acquisitions (1%) and growth in same market treatments (1%), partially offset by closed or sold clinics (1%).

Dialysis treatments increased by 4% mainly due to contributions from acquisitions (3%) and growth in same market treatments (1%). As of September 30, 2018, we had 32,174 patients (a 5% increase from September 30, 2017) being treated at the 227 dialysis clinics that we own, operate or manage in the Latin America Segment compared to 30,631 patients treated at 230 clinics at September 30, 2017.

Health care product revenue decreased by 5%, including a 14% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 9% driven by higher sales of machines and products for acute care treatments.

Operating income margin

The decrease period over period in the operating income margin was 11.1 percentage points. Foreign currency translation effects represented a 2.9 percentage point increase in the operating income margin. At Constant Exchange Rates, the operating income margin decreased mainly due to the impact from hyperinflation in Argentina, unfavorable foreign currency transaction effects and higher bad debt expense.

Delivered EBIT

Delivered EBIT decreased to a loss of €1 M for the three months ended September 30, 2018 from € 18 M for the three months ended September 30, 2017 largely due to decreased operating income.

Nine months ended September 30, 2018 compared to nine months ended September 30, 2017

Consolidated financials

Key indicators for consolidated financial statements

in € M, except where otherwise specified
			Change in %

	For the nine months ended September 30		As reported	Constant Currency(1)

	2018	2017

Revenue	12,247	13,355	(8%)	(2%)
Health care services	9,852	10,950	(10%)	(3%)
Health care products	2,395	2,405	0%	5%
Number of dialysis treatments	37,122,573	35,960,897	3%
Same market treatment growth in %	2.7%	2.6%
Gross profit as a % of revenue	30.8%	33.8%
Selling, general and administrative costs as a % of revenue	17.4%	19.7%
Operating income	2,425	1,843	32%	39%
Operating income margin in %	19.8%	13.8%
Delivered EBIT(2)	2,249	1,644	37%	45%
Net income attributable to shareholders of FMC-AG & Co. KGaA	1,557	886	76%	86%
Basic earnings per share	5.08	2.89	76%	86%

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non–IFRS Measures–Delivered EBIT" above.

Health care services revenue decreased by 10%, including a 7% negative impact from foreign currency translation. At Constant Exchange Rates, health care services revenue decreased by 3% driven by the Implementation of IFRS 15 (4%), the effect of closed or sold clinics (3%) and the prior year revenue impact from the recognition of

FRESENIUS MEDICAL CARE AG & Co. KGaA

revenue related to the agreement with the United States Departments of Veterans Affairs and Justice for reimbursement for services performed during the period of January 2009 through February 15, 2011 ("VA Agreement") (1%), partially offset by growth in same market treatments (3%) and contributions from acquisitions (2%). For further information on the Implementation of IFRS 15, see note 1 of the notes to the consolidated financial statements (unaudited) included in this report.

Dialysis treatments increased by 3% as a result of growth in same market treatments (3%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%).

Health care product revenue remained stable including a 5% negative impact from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 5%. Dialysis product revenue remained stable, including a 5% negative impact from foreign currency translation. At Constant Exchange Rates, dialysis product revenues increased by 5% due to higher sales of chronic hemodialysis products, renal pharmaceuticals, products for acute care treatments and peritoneal dialysis products. Non-dialysis product revenue decreased by 7% to €56 M from €60 M with virtually no foreign currency translation effects. The non-dialysis product revenue decrease was due to slightly lower sales volumes.

The decrease period over period in the gross profit margin was 3.0 percentage points. Foreign currency translation effects represented a 0.3 percentage point increase in the current period. The decrease primarily reflects decreases in the North America Segment, the EMEA Segment and the Asia-Pacific Segment. The decrease in the North America Segment gross profit margin was primarily due to the Implementation of IFRS 15, the prior year impact of the VA Agreement, the prior year impact driven by the initial recognition in the calendar year 2017 of earnings (including earnings from prior periods) from the BPCI initiative, lower revenue per treatment from commercial payors, higher implicit price concessions and other small cost increases, partially offset by favorable pricing for certain pharmaceuticals due to delays for rebasing of reimbursement, lower personnel expense and decreased costs for health care supplies. The decrease in the EMEA Segment was driven by unfavorable foreign currency transaction effects, higher personnel costs in certain countries and an unfavorable impact from acquisitions. The decrease in the Asia-Pacific Segment was driven by unfavorable foreign currency transaction effects, an unfavorable impact from business growth due to lower average sales prices and an unfavorable mix effect from acquisitions with lower margins.

The decrease period over period in the selling, general and administrative ("SG&A") expenses as a percentage of revenue was 2.3 percentage points with virtually no foreign currency translation effects in the current period. The decrease was primarily driven by a decrease in the North America Segment, partially offset by unfavorable impacts from Corporate and the Latin America Segment. The decrease in the North America Segment was mainly due to the Implementation of IFRS 15, the positive impact from income attributable to a consent agreement on certain pharmaceuticals, the prior year change in fair value of subsidiary share based compensation and lower personnel expense, partially offset by the impact from U.S. Ballot Initiatives and the prior year impact of the VA Agreement. The unfavorable impact from Corporate was primarily driven by the 2018 FCPA Related Charge. The increase in the Latin America Segment was primarily driven by the impact from hyperinflation in Argentina, unfavorable foreign currency transaction effects and higher bad debt expense.

Research and development expenses remained stable at €95 M. The increase period over period, as a percentage of revenue, was 0.1 percentage points.

Income from equity method investees increased by 3% to €52 M from €51 M. The increase was driven by higher income from Vifor Fresenius Medical Care Renal Pharma Ltd., an entity in which we have ownership of 45%, mainly due to increased sales of renal pharmaceuticals, partially offset by increased costs to support the launch and development of new projects as well as the first consolidation, after the purchase of additional shares, of a Care Coordination investment previously consolidated at equity.

The increase period over period in the operating income margin was 6.0 percentage points. Foreign currency translation effects represented a 0.2 percentage point increase in the current period. The increase was largely driven by the gain related to divestitures of Care Coordination activities of approximately €830 M, decreases in SG&A, as a percentage of revenue, partially offset by decreased gross profit margin.

Delivered EBIT increased by 37% including an 8% negative impact from foreign currency translation. At Constant Exchange Rates, the increase of 45% was primarily due to increased operating income largely driven by the gain related to divestitures of Care Coordination activities of approximately €830 M.

Net interest expense decreased by 13% to €239 M from €274 M including a 5% positive impact resulting from foreign currency translation. At Constant Exchange Rates, net interest expense decreased by 8% largely due to the

FRESENIUS MEDICAL CARE AG & Co. KGaA

replacement of interest bearing senior notes repaid in 2017 and 2018 by debt instruments at lower interest rates, a decreased debt level as well as interest income from the investment of the Sound proceeds.

Income tax expense decreased by 6% to €453 M from €484 M. The effective tax rate decreased to 20.7% from 30.8% for the same period of 2017 largely driven by the gain related to divestitures of Care Coordination activities and the U.S. Tax Reform, partially offset by non-tax deductible expenses primarily related to the 2018 FCPA Related Charges and U.S. Ballot Initiatives.

Net income attributable to noncontrolling interests decreased by 12% to €176 M from €199 M. Foreign currency translation effects represented a 7% positive impact. At Constant Exchange Rates, net income attributable to noncontrolling interests decreased by 5% largely due to lower performance in entities in which we have less than 100% ownership in the US.

Net income attributable to shareholders of FMC-AG & Co. KGaA increased by 76% to €1,557 M from €886 M, including a 10% negative impact resulting from foreign currency translation. At Constant Exchange Rates, the increase of 86% was driven by the combined effects of the items discussed above.

Basic earnings per share increased by 76%. Foreign currency translation effects represented a 10% negative impact on the increase. At Constant Exchange Rates, basic earnings per share increased by 86% primarily due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA described above. The average weighted number of shares outstanding for the period was approximately 306.4 M in 2018 (306.4 M in 2017).

Consolidated operating performance on a comparable basis and adjusted

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the nine months ended September 30, 2018 and 2017, we have identified the following transactions that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

  •
  Implementation of IFRS 15
  •
  Sound Q3 2017
  •
  VA Agreement
  •
  U.S. Ballot Initiatives
  •
  Gain Related to Divestitures of Care Coordination Activities
  •
  2018 FCPA Related Charge
  •
  Natural Disaster Costs
  •
  U.S. Tax Reform

The following table reconciles the key indicators for the consolidated financial statements in accordance with IFRS to the adjusted key indicators as described. Included within the reconciliation are comparable basis line items which provide the effect of exclusions which result in the recasting of the line items for comparability year over year. While

FRESENIUS MEDICAL CARE AG & Co. KGaA

we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

Operating performance on a comparable basis and adjusted

in € M
			Change in %

	Nine months ended September 30		As reported	Constant Currency(1)

	2018	2017

Revenue	12,247	13,355	(8%)	(2%)
Effect from IFRS 15 implementation	—	(387)
Sound Q3 2017	—	(253)

Revenue on a comparable basis	12,247	12,715	(4%)	3%
Health Care Services revenue	9,852	10,950	(10%)	(3%)
Effect from IFRS 15 implementation	—	(387)
Sound Q3 2017	—	(253)

Health Care Services revenue on a comparable basis	9,852	10,310	(4%)	3%
Operating income	2,425	1,843	32%	39%
(Gain) loss related to divestitures of Care Coordination activities	(830)	—
Sound Q3 2017	—	(20)
2018 FCPA related charge	75	—
U.S. Ballot Initiatives	28	—
Operating income on a comparable basis	1,698	1,823
VA Agreement	—	(88)
Natural Disaster Costs	—	12

Operating income adjusted	1,698	1,747	(3%)	2%
Income tax expense	(453)	(484)	(6%)	(1%)
(Gain) loss related to divestitures of Care Coordination activities	140
Sound Q3 2017		3
U.S. Ballot Initiatives	(1)
2018 FCPA related charge	—

Income tax expense on a comparable basis	(315)	(481)
VA Agreement		34
Natural Disaster Costs		(4)
U.S. Tax Reform	(137)

Income tax expense adjusted	(451)	(451)	0%	5%
Net income (2)	1,557	886	76%	86%
(Gain) loss related to divestitures of Care Coordination activities	(690)	—
Sound Q3 2017	—	(5)
2018 FCPA related charge	75	—
U.S. Ballot Initiatives	27	—

Net income on a comparable basis (2)	969	881
VA Agreement	—	(52)
Natural Disaster Costs	—	8
U.S. Tax Reform	(137)	—

Net income adjusted (2)	832	837	(1%)	4%
In % of revenue
Gross profit as a % of revenue	30.8%	33.8%
Gross profit as a % of revenue – adjusted for the impacts on revenue above	30.8%	31.6%
SG&A expenses as a % of revenue	17.4%	19.7%
SG&A expenses as a % of revenue – adjusted for the impacts on revenue above	16.6%	17.5%
Operating income margin as a % of revenue	19.8%	13.8%
Operating income margin as a percentage of revenue – adjusted for the impacts above	13.9%	13.8%

(1) For further information on Constant Exchange Rates, see " – II. Discussion of Measures – Non-IFRS Measures – Constant currency information" above.
(2) Attributable to shareholders of FMC AG & Co. KGaA

FRESENIUS MEDICAL CARE AG & Co. KGaA

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key indicators and business metrics for North America Segment in € M, except where otherwise specified
			Change in %

	For the nine months ended September		As Reported	Constant Currency(1)

	2018	2017

Total North America Segment
Revenue	8,589	9,715	(12%)	(5%)
Health care services	7,979	9,086	(12%)	(6%)
Health care products	610	629	(3%)	4%
Operating income	2,173	1,478	47%	57%
Operating income margin in %	25.3%	15.2%
Delivered EBIT(2)	2,006	1,286	56%	66%
Dialysis
Revenue	7,244	7,621	(5%)	2%
Number of dialysis treatments	22,867,793	22,188,996	3%
Same market treatment growth in %	2.4%	2.6%
Operating income	1,255	1,424	(12%)	(6%)
Operating income margin in %	17.3%	18.7%
Delivered EBIT(2)	1,103	1,255	(12%)	(7%)
Care Coordination
Revenue	1,345	2,094	(36%)	(31%)
Operating income	918	54	Not applicable	Not applicable
Operating income margin in %	68.3%	2.6%
Delivered EBIT(2)	903	31	Not applicable	Not applicable
Member Months Under Medical Cost Management(3),(4)	486,786	433,243	12%
Medical Cost Under Management(3),(4)	3,299	2,948	12%	20%
Care Coordination Patient Encounters(3),(4)	4,149,516	5,069,546	(18%)

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non – IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures–Non–IFRS Measures–Delivered EBIT" above.
(3) For further information on these metrics, please refer to the discussion above of our Care Coordination measures under "Business metrics for Care Coordination."
(4) The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Dialysis

Revenue

Dialysis revenue decreased by 5% including a 7% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 2%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care revenue decreased by 5% to €6,634 M from €6,992 M. Foreign currency translation represented a 7% negative impact in the current period. At Constant Exchange Rates, dialysis care revenue increased by 2% mainly due to increases in organic revenue per treatment (4%), growth in same market treatments (2%) and contributions from acquisitions (1%), partially offset by the negative effects of the Implementation of IFRS 15 (3%), the prior year impact from the VA Agreement (1%) and a decrease in dialysis days (1%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Dialysis treatments increased by 3% primarily due to same market treatment growth (2%) and contributions from acquisitions (1%).

In the U.S., the average revenue per treatment, restated for the Implementation of IFRS 15, increased to $353 (€317 at Constant Exchange Rates) from $346 (€311). Excluding the 2017 impact from the VA Agreement, the average revenue per treatment increased to $353 (€317 at Constant Exchange Rates) from $341 (€306). The development was mainly attributable to the implementation of the PAMA oral-only provision, partially offset by lower revenue from commercial payors and higher implicit price concessions.

Cost per treatment in the U.S., restated for the Implementation of IFRS 15 and the impact from Natural Disaster Costs, increased to $289 (€260 at Constant Exchange Rates) from $273 (€245). This development was largely a result of the implementation of the PAMA oral-only provision as well as increased property and other occupancy related costs, partially offset by lower costs for health care supplies.

Health care product revenue decreased by 3%, including a 7% negative impact from foreign currency translation effects. At Constant Exchange Rates, health care product revenue increased by 4% driven by higher sales of renal pharmaceuticals and peritoneal dialysis products, partially offset by lower sales of chronic hemodialysis products.

Operating income margin

The decrease period over period in the dialysis operating income margin was 1.4 percentage points. Foreign currency translation effects represented a 0.1 percentage point increase in the current period. The decrease was largely driven by the prior year impact of the VA Agreement, the implementation of the PAMA oral-only provision, lower revenue per treatment from commercial payors, higher implicit price concessions, the impact from U.S. Ballot Initiatives and other smaller cost increases, partially offset by decreased personnel expense, the Implementation of IFRS 15 and the positive impact from income attributable to a consent agreement on certain pharmaceuticals.

Delivered EBIT

Dialysis Delivered EBIT decreased by 12%, including a 5% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis Delivered EBIT decreased by 7% mainly as the result of decreased operating income, partially offset by lower income attributable to noncontrolling interests driven by lower performance in entities in which we have less than 100% ownership.

Care Coordination

Revenue

Care Coordination revenue decreased by 36% including a 5% negative impact from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue decreased by 31% largely driven by decreases in organic revenue growth due to the implementation of the PAMA oral-only provision which moved certain pharmaceuticals into the bundled rate (22%), the Implementation of IFRS 15 (6%) and decreases attributable to prior year activities associated with Sound (4%), partially offset by contributions from acquisitions (1%).

Operating income margin

The increase period over period in the Care Coordination operating income margin was 65.7 percentage points. Foreign currency translation effects represented a 0.5 percentage point increase in the current period. The increase was mainly driven by the gain related to divestitures of Care Coordination activities, a favorable impact from pharmacy services driven by favorable pricing for certain pharmaceuticals due to delays for rebasing of reimbursement, the implementation of the PAMA oral-only provision (as the historical dispensation of calcimimetics through pharmacy services had low margins as a result of higher costs for external services), and the prior year change in fair value of subsidiary stock based compensation, partially offset by lower earnings from BPCI.

Delivered EBIT

Care Coordination Delivered EBIT increased to €903 M from €31 M mainly a result of increased operating income largely driven by the gain related to divestitures of Care Coordination activities of approximately €830 M.

Care Coordination business metrics

The increase in member months under medical cost management was primarily attributable to the expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities, partially offset by the

FRESENIUS MEDICAL CARE AG & Co. KGaA

divestment of our controlling interest in Sound on June 28, 2018 and, as a result, the conclusion of our participation in BPCI. See note 2 (b) of the notes to consolidated financial statements (unaudited) included in this report) and note 4 to the table "Key indicators and business metrics for the North America Segment," above.

Care Coordination's medical cost under management increased by 12%, including an 8% negative impact from foreign currency translation in the current period. At Constant Exchange Rates, Care Coordination's medical cost under management increased by 20% primarily attributable to the expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities, partially offset by the divestment of our controlling interest in Sound on June 28, 2018 and, as a result, the conclusion of our participation in BPCI. See note 2 (b) of the notes to consolidated financial statements (unaudited) included in this report) and note 4 to the table "Key indicators and business metrics for the North America Segment," above.

The decrease in patient encounters was primarily driven by decreased encounters for hospital related physician services as a result of our divesting our controlling interest in Sound on June 28, 2018. See note 2 (b) of the notes to consolidated financial statements (unaudited) included in this report) and note 4 to the table "Key indicators and business metrics for the North America Segment," above.

North America Segment operating performance on a comparable basis and adjusted

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the nine months ended September 30, 2018 and 2017, we have identified the following transactions that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

  •
  Implementation of IFRS 15
  •
  Sound Q3 2017
  •
  VA Agreement
  •
  U.S. Ballot Initiatives
  •
  Gain Related to Divestitures of Care Coordination Activities
  •
  Natural Disaster Costs

The following table reconciles the key indicators for the North America Segment in accordance with IFRS to the adjusted key indicators as described. Included within the reconciliation are comparable basis line items which provide the effect of exclusions which result in the recasting of the line items for comparability year over year. While we

FRESENIUS MEDICAL CARE AG & Co. KGaA

believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

North America operating performance on a comparable basis and adjusted in € M
			Change in %

	Nine months ended September 30		As reported	Constant Currency(1)

	2018	2017

Revenue	8,589	9,715	(12%)	(5%)
Effect from IFRS 15 implementation	-	(387)
Sound Q3 2017	-	(253)

Revenue on a comparable basis	8,589	9,075	(5%)	1%
Health Care Services revenue	7,979	9,086	(12%)	(6%)
Effect from IFRS 15 implementation	-	(387)
Sound Q3 2017	-	(253)

Health Care Services revenue on a comparable basis	7,979	8,446	(6%)	1%
Dialysis Care Services revenue	6,634	6,992	(5%)	2%
Effect from IFRS 15 implementation	-	(225)

Dialysis Care Services revenue on a comparable basis	6,634	6,767	(2%)	5%
Care Coordination revenue	1,345	2,094	(36%)	(31%)
Effect from IFRS 15 implementation	-	(162)
Sound Q3 2017	-	(253)

Care Coordination revenue on a comparable basis	1,345	1,679	(20%)	(14%)
Operating income (EBIT)	2,173	1,478	47%	57%
(Gain) loss related to divestitures of Care Coordination activities	(830)	-
Sound Q3 2017	-	(20)
U.S. Ballot Initiatives	28	-
Operating income on a comparable basis	1,371	1,458
VA Agreement	-	(95)
Natural Disaster Costs	-	12

Operating income adjusted	1,371	1,375	0%	6%
Dialysis operating income	1,255	1,424	(12%)	(6%)
U.S. Ballot Initiatives	28	-

Dialysis operating income (EBIT) on a comparable basis	1,283	1,424
VA Agreement	-	(95)
Natural Disaster Costs	-	11
Dialysis operating income adjusted	1,283	1,340	(4%)	2%
Care Coordination operating income	918	54	not applicable	not applicable
(Gain) loss related to divestitures of Care Coordination activities	(830)	-
Sound Q3 2017	-	(20)

Care coordination operating income (EBIT) on a comparable basis	88	34
Natural Disaster Costs	-	1

Care Coordination operating income adjusted	88	35	154%	173%
In % of revenue
North America operating income margin as a % of revenue	25.3%	15.2%
North America operating income margin as a % of revenue - adjusted for the impacts above	16.0%	15.3%
Dialysis operating income margin as a % of revenue	17.3%	18.7%
Dialysis operating income margin as a % of revenue - adjusted for the impacts above	17.7%	18.3%
Care Coordination operating income margin as a % of revenue	68.3%	2.6%
Care Coordination operating income margin as a % of revenue - adjusted for the impacts above	6.6%	2.1%

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non – IFRS Measures – Constant currency information" above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

EMEA Segment

Key indicators for EMEA Segment

in € M, except where otherwise specified
			Change in %

	For the nine months ended September		As Reported	Constant Currency(1)

	2018	2017

Revenue	1,908	1,888	1%	4%
Health care services	943	925	2%	5%
Health care products	965	963	0%	3%
Number of dialysis treatments	7,250,376	6,969,487	4%
Same market treatment growth in %	2.9%	3.3%
Operating income	302	333	(10%)	(9%)
Operating income margin in %	15.8%	17.7%
Delivered EBIT(2)	299	331	(10%)	(9%)

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non – IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non–IFRS Measures – Delivered EBIT" above.

Revenue

Health care service revenue increased by 2%, including a 3% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 5% as a result of growth in same market treatments (3%) and contributions from acquisitions (2%).

Dialysis treatments increased by 4% mainly due to growth in same market treatments (3%) and contributions from acquisitions (1%).

Health care product revenue remained stable, including a 3% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 3%. Dialysis product revenue increased by 1%, including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, the increase of 3% in dialysis product revenue was due to higher sales of machines, products for acute care treatments, renal pharmaceuticals, hemodialysis solutions and concentrates as well as bloodlines, partially offset by lower sales of dialyzers. Non-Dialysis product revenue decreased by 7% to €56 M from €60 M with virtually no impact from foreign currency translation effects. The non-dialysis product revenue decrease was due to slightly lower sales volumes.

Operating income margin

The decrease period over period in the operating income margin was 1.9 percentage points. Foreign currency translation effects represented a 0.3 percentage point increase in the operating income margin. The decrease was mainly due to higher personnel costs in certain countries, the favorable prior year impact from a legal settlement, higher bad debt expense and unfavorable foreign currency transaction effects.

Delivered EBIT

Delivered EBIT decreased by 10%, including a 1% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT decreased by 9% primarily due to decreased operating income.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Asia-Pacific Segment

Key indicators for Asia-Pacific Segment

in € M, except where otherwise specified
			Change in %

	For the nine months ended September 30		As Reported	Constant Currency(1)

	2018	2017

Total Asia-Pacific Segment
Revenue	1,235	1,206	2%	8%
Health care services	569	553	3%	9%
Health care products	666	653	2%	7%
Operating income	218	237	(8%)	(5%)
Operating income margin in %	17.7%	19.7%
Delivered EBIT(2)	212	232	(8%)	(6%)
Dialysis
Revenue	1,087	1,095	(1%)	4%
Number of dialysis treatments	3,239,862	3,188,080	2%
Same market treatment growth in %	5.8%	3.6%
Operating income	197	222	(11%)	(9%)
Operating income margin in %	18.2%	20.3%
Delivered EBIT(2)	193	217	(11%)	(9%)
Care Coordination
Revenue	148	111	33%	42%
Operating income	21	15	36%	46%
Operating income margin in %	14.0%	13.7%
Delivered EBIT(2)	19	15	31%	40%
Care Coordination Patient Encounters(3)	705,583	494,538	43%

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non–IFRS Measures – Delivered EBIT" above.
(3) For further information on patient encounters, please refer to the discussion above of our Care Coordination measures under "Business Metrics for Care Coordination."

Dialysis

Revenue

Dialysis revenue decreased by 1% including a 5% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 4%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care service revenue decreased by 5% to €421 M from €442 M, including a 5% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis care service revenue remained stable.

Dialysis treatments increased by 2% mainly due to growth in same market treatments (6%), partially offset by the effect of closed or sold clinics (4%).

Health care product revenue increased by 2% including a 5% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 7% as a result of increased sales of chronic hemodialysis products and products for acute care treatments.

Operating income margin

The decrease period over period in the operating income margin was 2.1 percentage points. Foreign currency translation effects represented a 0.4 percentage point increase in the operating income margin. At Constant Exchange Rates, the operating income margin decreased due to unfavorable impacts from foreign currency transaction effects as well as an unfavorable impact from business growth due to lower average sales prices.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Delivered EBIT

Delivered EBIT decreased by 11%, including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT decreased by 9% mainly due to decreased operating income.

Care Coordination

Revenue

Care Coordination revenue increased by 33%, including a 9% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue increased by 42% driven by contributions from acquisitions (31%) and organic revenue growth (11%).

Operating income margin

The increase period over period in the Care Coordination operating income margin was 0.3 percentage points. Foreign currency translation effects represented a 0.1 percentage point decrease in the operating income margin. The increase was driven by a favorable impact from acquisitions.

Delivered EBIT

Care Coordination Delivered EBIT increased by 31%, including a 9% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination Delivered EBIT increased by 40% mainly as the result of increased operating income.

Care Coordination business metrics

The patient encounters increased due to increased encounters for comprehensive and specialized health check-ups as well as ambulant treatment services, inpatient and outpatient services, vascular access and other chronic treatment services.

Latin America Segment

Key indicators for Latin America Segment

in € M, except where otherwise specified
			Change in %

	For the nine months ended September 30		As Reported	Constant Currency(1)

	2018	2017

Revenue	505	535	(6%)	18%
Health care services	361	386	(7%)	21%
Health care products	144	149	(3%)	12%
Number of dialysis treatments	3,764,542	3,614,334	4%
Same market treatment growth in %	1.3%	0.9%
Operating income	24	45	(47%)	(56%)
Operating income margin in %	4.7%	8.4%
Delivered EBIT(2)	24	45	(47%)	(56%)

(1) For further information on Constant Exchange Rates, see "– II. Discussion of Measures – Non–IFRS Measures – Constant currency information" above.
(2) For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income on a consolidated basis and for each of our operating segments, see "– II. Discussion of Measures – Non-IFRS Measures – Delivered EBIT" above.

Revenue

Health care service revenue decreased by 7%, including a 28% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 21% as a result of increases in organic revenue per treatment largely driven by hyperinflation in Argentina (18%), contributions from acquisitions (2%) and growth in same market treatments (1%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Dialysis treatments increased by 4% mainly due to contributions from acquisitions (3%) and growth in same market treatments (1%).

Health care product revenue decreased by 3%, including a 15% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 12% driven by higher sales of machines, products for acute care treatments and peritoneal dialysis products, partially offset by lower sales of dialyzers.

Operating income margin

The decrease period over period in the operating income margin was 3.7 percentage points, including a positive foreign currency translation effect of 1.6 percentage points in the current period. The decrease was mainly due to the impact from hyperinflation in Argentina, unfavorable foreign currency transaction effects and higher bad debt expense.

Delivered EBIT

Delivered EBIT decreased by 47%, including a 9% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT decreased by 56% due to decreased operating income at Constant Currency.

Financial position

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt from third parties and related parties, issuances of long-term debt (including the issuance of bonds under a newly established debt issuance program) and equity securities as well as divestitures. We require this capital primarily to finance working capital needs, fund acquisitions and clinics in which we have ownership of less than 100%, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares (see "Net cash provided by (used in) investing activities" and "Net cash provided by (used in) financing activities" below).

In our long-term financial planning, we focus primarily on the Net Leverage Ratio, a Non-IFRS Measure, see "– II. Discussion of Measures – Non-IFRS Measures – Net leverage ratio (Non-IFRS Measure)" above. At September 30, 2018 and December 31, 2017, the Net Leverage Ratio was 2.0 and 2.1, respectively.

At September 30, 2018, we had cash and cash equivalents of €1,754 M compared to €978 M at December 31, 2017.

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) amounted to €518 M and €1,050 M for the nine months ended September 30, 2018 and September 30, 2017, respectively. Free cash flow is a Non-IFRS measure. For a reconciliation to Net cash provided by (used in) operating activities, the most directly comparable IFRS measure, see "– II. Discussion of measures – Non-IFRS measures – Cash flow measures" above. Free cash flow in percent of revenue was 4.2% and 7.9% for the nine months ended 2018 and 2017, respectively.

Net cash provided by (used in) operating activities

In the first nine months of 2018, net cash provided by operating activities was €1,220 M as compared to net cash provided by operating activities of €1,664 M in the first nine months of 2017. Net cash provided by (used in) operating activities in percent of revenue decreased to 10% for the first nine months of 2018 as compared to 12% for 2017. Cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The decrease in net cash provided by operating activities was largely driven by the impact from the 2017 payment related to the VA Agreement, increased accounts receivable from Medicare related to the implementation of the PAMA oral-only provision which moved certain pharmaceuticals into the bundled rate, increased inventory levels and the impact from a discretionary contribution of €42 M to pension plan assets in the United States, partially offset by lower income tax payments.

The profitability of our business depends significantly on reimbursement rates. Approximately 80% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the nine months ended September 30, 2018, approximately 33% of our consolidated revenue was attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid

FRESENIUS MEDICAL CARE AG & Co. KGaA

reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See "I. Overview," above.

We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, issuances under the commercial paper program (see note 7 of the notes to the consolidated financial statements (unaudited) included in this report) as well as the utilization of the Accounts Receivable Facility. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of bonds. We aim to preserve financial resources with a minimum of €500 M of committed and unutilized credit facilities.

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 77 days at September 30, 2018, an increase as compared to 75 days at December 31, 2017.

DSO by segment is calculated by dividing the segment's accounts and other receivable and contract liabilities, converted to euro using the average exchange rate for the period presented, less any sales or value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement. DSO amounts reported in the prior year have been adjusted to conform to the current year's presentation. The development of DSO by reporting segment is shown in the table below:

DSO by reporting segment

	September 30, 2018	December 31, 2017

North America Segment	60	59
EMEA Segment	100	102
Asia-Pacific Segment	127	123
Latin America Segment	125	127
FMC-AG & Co. KGaA average days sales outstanding	77	75

The DSO increase in the North America Segment was largely due to increased accounts receivable from Medicare related to the implementation of the PAMA oral-only provision which moved certain pharmaceuticals into the bundled rate as well as a build-up of annually settled receivables, partially offset by a decrease due to the divestment of Sound which carried a higher than average DSO. The Asia-Pacific Segment's DSO increase primarily reflects delays in payment collections in China. The decreases in both the Latin America Segment and the EMEA Segment reflect periodic fluctuations in payment of public health care organizations in certain countries.

Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

Net cash provided by (used in) investing activities

In the first nine months of 2018, net cash provided by investing activities was €301 M as compared to net cash used in investing activities of €1,011 M in the comparable period of 2017. The following table shows our capital expenditures

FRESENIUS MEDICAL CARE AG & Co. KGaA

for property, plant and equipment, net of proceeds from sales of property, plant and equipment as well as acquisitions, investments and purchases of intangible assets for first nine months of 2018 and 2017:

Capital expenditures (net), acquisitions, investments and purchases of intangible assets in € M
	Capital expenditures, net		Acquisitions, investments and purchases of intangible assets

		For the nine months ended September 30

	2018	2017	2018	2017

North America Segment	370	358	720	215
Thereof investments in debt securities	—	—	471	9
EMEA Segment	96	65	33	56
Asia-Pacific Segment	31	24	17	148
Latin America Segment	15	22	26	3
Corporate	190	145	12	6

Total	702	614	808	428

The majority of our capital expenditures were used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities (primarily in France, the North America Segment and Germany), capitalization of machines provided to our customers and for Care Coordination as well as capitalization of certain development costs. Capital expenditures increased to approximately 6% of total revenue in the first nine months of 2018 as compared to 5% the same period in 2017.

The investments in the nine months of 2018 were primarily driven by debt securities and an equity investment in Humacyte, a medical research, discovery and development company, to gain a 19% fully diluted ownership stake as well as a related exclusive global distribution right to Humacyte's bioengineered human acellular vessels within the North America Segment. The remaining investments in the North America Segment, the EMEA Segment and the Latin America Segment were largely acquisitions of dialysis clinics as well as license agreements and distribution rights in the North America Segment. In the first nine months of 2018, we received €1,811 M from divestitures mainly related to the divestment of Sound on June 28, 2018 (see note 2 of the notes to the consolidated financial statements (unaudited) in this report) as well as the sale of debt securities in the amount of €149 M. The investments in the first nine months of 2017 were mainly driven by acquisitions of dialysis clinics in the North America Segment and a Care Coordination acquisition in the Asia-Pacific Segment. Additionally, in the first nine months of 2017, we received €31 M from divestitures mainly related to the sale of a provider of outsourced clinical services in the North America Segment as well as for debt securities in the amount of €9 M.

We anticipate capital expenditures of €0.9 to €1.0 billion and expect to make acquisitions of approximately €400 to €500 M in 2018. See "Outlook" below.

Net cash provided by (used in) financing activities

In the nine months of 2018 and 2017, net cash used in financing activities was €734 M and €555 M, respectively.

In the nine months of 2018, cash was mainly used in the repayments of long-term debt and capital lease obligations including the repayment of Bonds due in September 2018, the payment of dividends, a reduction in the accounts receivable facility, distributions to noncontrolling interests and repayments of short-term debt, partially offset by proceeds from short-term debt (including drawings under the Commercial Paper Program) as well as long-term debt and capital lease obligations through an issuance under the newly established debt issuance program. In the nine months of 2017, cash was mainly used in the repayments of long-term debt and capital lease obligations including the repayment of Bonds due in July 2017 and partial repayment of a USD term loan under the Amended 2012 Credit Agreement, distributions to noncontrolling interests and the payment of dividends, partially offset by proceeds from long-term debt and capital lease obligations including the issuance of a euro term loan under the Amended 2012 Credit Agreement as well as proceeds from short-term debt including draws under the commercial paper program.

On May 23, 2018, we paid a dividend with respect to 2017 of €1.06 (for 2016 paid in 2017 €0.96). The total dividend payment was €325 M as compared to €294 M in the prior year.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Balance sheet structure

Total assets as of September 30, 2018 increased by 7% to €25.6 billion from €24.0 billion as compared to December 31, 2017, including a 2% positive impact resulting from foreign currency translation. At Constant Exchange Rates, total assets increased by 5% to €25.2 billion from €24.0 billion.

Current assets as a percent of total assets increased to 29% at September 30, 2018 as compared to 27% at December 31, 2017. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, increased to 48% at September 30, 2018 as compared to 45% at December 31, 2017. ROIC increased to 11.5% at September 30, 2018 as compared to 8.6% at December 31, 2017.

Report on post-balance sheet date events

No significant activities have taken place subsequent to the balance sheet date September 30, 2018 that have a material impact on the key figures and earnings presented. Currently, there are no other significant changes in our structure, management, legal form or personnel.

Outlook

Below is a table showing our growth outlook for 2018. The outlook for 2018 is based on exchange rates prevailing at the beginning of 2018. We have presented our outlook at Constant Currency without a reconciliation to IFRS in reliance on Item 10(e)(1)(i)(B) or SEC Regulation S-K. Any such reconciliation would require actual exchange rates for the full year 2018. Any attempt to predict such rates would be purely speculative

The basis for the outlook below was adjusted for Sound's revenue, operating income and net income for the second half of 2017, in the amount of €559 M, €84 M and €38 M, respectively, to conform to the Sound business included for 2018 prior to the divestiture on June 28, 2018.

Outlook 2018	Outlook 2018 (at Constant Currency)(1)

Revenue(2), (3)	Growth 2-3%
Operating income(3), (4)	Growth 5 - 6%
Delivered EBIT(3), (4)	Growth 6 - 7%
Net income growth at Constant Currency(3),(4),(5)	11 - 12%
Net income growth at Constant Currency(3),(4),(5),(6)	2 - 3%
Basic earnings per share growth at Constant Currency(3)	based on development of net income
Capital expenditures(3)	€0.9 - €1.0 BN
Acquisitions and investments(7)	€400 - €500 M
Net cash provided by (used in) operating activities in % of revenue(3)	> 10%
Free cash flow in % of revenue(3)	> 4%
Net leverage ratio(3)	< 2.5
ROIC(3)	≥ 8.0%
Dividend per share	based on development of net income
Employees(8)	> 113,000
Research and development expenses	€130 - €140 M

(1) Excluding the effects from the acquisition of NxStage Medical, Inc., the (gain) loss related to divestitures of Care Coordination activities, U.S. Ballot Initiatives and the 2018 FCPA Related Charge
(2) Basis 2017 adjusted for impacts from IFRS 15 implementation of €486 M
(3) Key performance indicator used for internal management. See Item 5. "Operating and financial review and prospects - I. Performance management system" in the annual report on Form 20-F for the year ended December 31, 2017.
(4) Excluding the (gain) loss related to divestitures of Care Coordination activities.
(5) Net income attributable to shareholders of FMC-AG & Co. KGaA.
(6) Excluding the 2017 impacts from the VA Agreement, Natural Disaster Costs, FCPA related charge, as well as the impacts from the U.S. tax reform.
(7) Excluding investments into securities.
(8) Full-time equivalents.

Recently Issued Accounting Standards

Refer to note 1 of the notes to the consolidated financial statements (unaudited) in this report for information regarding recently issued accounting standards.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial statements

Consolidated statements of income

(unaudited)

Consolidated statements of income

in € thousands ("THOUS"), except per share data
	Note	For the three months ended September 30,		For the nine months ended September 30,

		2018	2017	2018	2017

Revenue:
Health care services		3,258,131	3,532,449	9,851,733	10,950,405
Health care products		799,721	803,253	2,395,453	2,404,438

	2 a, 14	4,057,852	4,335,702	12,247,186	13,354,843
Costs of revenue:
Health care services		2,415,140	2,544,047	7,380,034	7,801,947
Health care products		375,366	367,425	1,092,813	1,042,002

		2,790,506	2,911,472	8,472,847	8,843,949
Gross profit		1,267,346	1,424,230	3,774,339	4,510,894
Operating (income) expenses:
Selling, general and administrative		742,678	801,830	2,136,632	2,629,053
(Gain) loss related to divestitures of Care Coordination activities	2 b	(9,806)	(598)	(829,860)	(5,145)
Research and development	2 c	25,742	27,695	95,287	94,927
Income from equity method investees		(17,990)	(13,278)	(52,417)	(51,102)

Operating income		526,722	608,581	2,424,697	1,843,161
Other (income) expense:
Interest income		(9,776)	(12,384)	(29,880)	(35,201)
Interest expense		84,227	98,497	268,604	309,008

Income before income taxes		452,271	522,468	2,185,973	1,569,354
Income tax expense		103,709	151,529	452,543	483,617
Net income		348,562	370,939	1,733,430	1,085,737
Net income attributable to noncontrolling interests		63,948	61,663	176,280	199,601

Net income attributable to shareholders of FMC-AG & Co. KGaA		284,614	309,276	1,557,150	886,136

Basic earnings per share	2 d	0.93	1.01	5.08	2.89

Fully diluted earnings per share	2 d	0.93	1.01	5.07	2.89

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income

(unaudited)

Consolidated statements of comprehensive income

in € THOUS
	Note	For the three months ended September 30,		For the nine months ended September 30,

		2018	2017	2018	2017

Net income		348,562	370,939	1,733,430	1,085,737

Other comprehensive income (loss):
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation		36,946	(334,486)	166,191	(1,096,035)
Gain (loss) related to cash flow hedges (1)	13	5,964	4,840	18,984	23,012
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified		(1,668)	(1,284)	(5,382)	(7,003)

Other comprehensive income (loss), net of tax		41,242	(330,930)	179,793	(1,080,026)

Total comprehensive income		389,804	40,009	1,913,223	5,711
Comprehensive income attributable to noncontrolling interests		69,695	30,188	208,429	90,694

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA		320,109	9,821	1,704,794	(84,983)

(1) Including cost of hedging in the amount of €(424) and €(976) for the three and nine months ended September 30, 2018.

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets

Consolidated balance sheets

in € THOUS, except share data
	Note	September 30, 2018	December 31, 2017

		(unaudited)	(audited)
Assets
Cash and cash equivalents	4	1,754,052	978,109
Trade accounts and other receivables	5	3,361,748	3,389,326
Accounts receivable from related parties	3	125,176	111,643
Inventories	6	1,453,747	1,290,779
Other current assets		838,926	604,450

Total current assets		7,533,649	6,374,307
Property, plant and equipment		3,725,043	3,491,771
Intangible assets		672,085	683,058
Goodwill		11,983,016	12,103,921
Deferred taxes		328,477	315,168
Investment in equity method investees	14	630,079	647,009
Other non-current assets		714,737	409,894

Total non-current assets		18,053,437	17,650,821

Total assets		25,587,086	24,025,128

Liabilities
Accounts payable		610,775	590,493
Accounts payable to related parties	3	194,108	147,349
Current provisions and other current liabilities		2,834,418	2,843,760
Short-term debt	7	1,209,708	760,279
Short-term debt from related parties	7	23,400	9,000
Current portion of long-term debt and capital lease obligations	8	1,096,425	883,535
Income tax payable		82,648	65,477

Total current liabilities		6,051,482	5,299,893
Long-term debt and capital lease obligations, less current portion	8	5,040,521	5,794,872
Non-current provisions and other non-current liabilities		914,587	975,645
Pension liabilities		517,407	530,559
Income tax payable		126,443	128,433
Deferred taxes		590,802	467,540

Total non-current liabilities		7,189,760	7,897,049

Total liabilities		13,241,242	13,196,942
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 385,913,972 shares authorized, 308,936,407 issued and 306,845,456 outstanding as of September 30, 2018 and 385,913,972 shares authorized, 308,111,000 issued and 306,451,049 outstanding as of December 31, 2017		308,936	308,111
Treasury stock, at cost		(146,152)	(108,931)
Additional paid-in capital		3,982,156	3,969,245
Retained earnings		8,409,476	7,137,255
Accumulated other comprehensive income (loss)		(1,337,934)	(1,485,578)

Total FMC-AG & Co. KGaA shareholders' equity		11,216,482	9,820,102
Noncontrolling interests		1,129,362	1,008,084

Total equity		12,345,844	10,828,186

Total liabilities and equity		25,587,086	24,025,128

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows

(unaudited)

Consolidated statements of cash flows

in € THOUS
		For the nine months ended September 30,

	Note	2018	2017

Operating activities
Net income		1,733,430	1,085,737
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14	534,017	553,764
Change in deferred taxes, net		68,916	(46,115)
(Gain) loss on sale of fixed assets, investments and divestitures		(835,604)	4,370
Compensation expense related to share-based plans		9,613	42,213
Investments in equity method investees, net		(8,815)	(42,917)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables		(238,607)	(100,576)
Inventories		(156,665)	(71,270)
Other current and non-current assets		(91,873)	23,343
Accounts receivable from related parties		(14,217)	69,777
Accounts payable to related parties		44,740	(31,635)
Accounts payable, provisions and other current and non-current liabilities		395,029	430,427
Paid interest		(269,382)	(299,726)
Received interest		28,980	28,127
Income tax payable		430,646	516,609
Paid income taxes		(409,921)	(498,332)

Net cash provided by (used in) operating activities		1,220,287	1,663,796

Investing activities
Purchases of property, plant and equipment		(731,959)	(632,330)
Proceeds from sale of property, plant and equipment		29,475	18,346
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	15	(808,253)	(427,872)
Proceeds from divestitures	15	1,811,240	30,746

Net cash provided by (used in) investing activities		300,503	(1,011,110)

Financing activities
Proceeds from short-term debt		625,549	437,160
Repayments of short-term debt		(174,517)	(60,601)
Proceeds from short-term debt from related parties		52,146	116,079
Repayments of short-term debt from related parties		(37,746)	(116,079)
Proceeds from long-term debt and capital lease obligations		610,316	583,994
Repayments of long-term debt and capital lease obligations		(1,032,980)	(995,351)
Increase (decrease) of accounts receivable securitization program		(295,595)	22,442
Proceeds from exercise of stock options		44,443	39,100
Purchase of Treasury Stock		(37,221)	-
Dividends paid		(324,838)	(293,973)
Distributions to noncontrolling interests		(194,283)	(320,676)
Contributions from noncontrolling interests		30,554	32,875

Net cash provided by (used in) financing activities		(734,172)	(555,030)

Effect of exchange rate changes on cash and cash equivalents		(10,675)	(77,298)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		775,943	20,358
Cash and cash equivalents at beginning of period		978,109	708,882

Cash and cash equivalents at end of period	4	1,754,052	729,240

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statement of shareholders´ equity

For the nine months ended September 30, 2018 and 2017 (unaudited)

Consolidated statements of shareholders´ equity

in € THOUS, except share data
		Ordinary shares		Treasury stock				Accumulated other comprehensive income (loss)

	Note	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings	Foreign currency translation	Cash flow hedges	Pensions	Total FMC-AG & Co. KGaA shareholders' equity	Noncontrolling interests	Total equity

Balance at December 31, 2016		307,221,791	307,222	(999,951)	(50,993)	3,960,115	6,085,876	(26,019)	(38,107)	(260,437)	9,977,657	1,073,475	11,051,132
Proceeds from exercise of options and related tax effects		739,692	739	-	-	37,491	-	-	-	-	38,230	-	38,230
Compensation expense related to stock options		-	-	-	-	13,257	-	-	-	-	13,257	-	13,257
Dividends paid		-	-	-	-	-	(293,973)	-	-	-	(293,973)	-	(293,973)
Purchase/ sale of noncontrolling interests		-	-	-	-	(63,586)	-	-	-	-	(63,586)	29,500	(34,086)
Contributions from/ to noncontrolling interests		-	-	-	-	-	-	-	-	-	-	(190,365)	(190,365)
Noncontrolling interests subject to put provisions	13	-	-	-	-	-	83,115	-	-	-	83,115	-	83,115
Net Income		-	-	-	-	-	886,136	-	-	-	886,136	199,601	1,085,737
Other comprehensive income (loss) related to:
Foreign currency translation		-	-	-	-	-	-	(1,000,829)	97	13,604	(987,128)	(108,907)	(1,096,035)
Cash flow hedges, net of related tax effects		-	-	-	-	-	-	-	16,009	-	16,009	-	16,009

Comprehensive income		-	-	-	-	-	-	-	-	-	(84,983)	90,694	5,711

Balance at September 30, 2017		307,961,483	307,961	(999,951)	(50,993)	3,947,277	6,761,154	(1,026,848)	(22,001)	(246,833)	9,669,717	1,003,304	10,673,021

Balance at December 31, 2017		308,111,000	308,111	(1,659,951)	(108,931)	3,969,245	7,137,255	(1,203,904)	(18,336)	(263,338)	9,820,102	1,008,084	10,828,186
Adjustment due to initial application of IFRS 9		-	-	-	-	-	(5,076)	-	-	-	(5,076)	-	(5,076)
Adjusted balance at December 31, 2017		308,111,000	308,111	(1,659,951)	(108,931)	3,969,245	7,132,179	(1,203,904)	(18,336)	(263,338)	9,815,026	1,008,084	10,823,110

Proceeds from exercise of options and related tax effects		825,407	825	-	-	45,153	-	-	-	-	45,978	-	45,978
Compensation expense related to stock options		-	-	-	-	5,626	-	-	-	-	5,626	-	5,626
Purchase of treasury stock	2d	-	-	(431,000)	(37,221)	-	-	-	-	-	(37,221)	-	(37,221)
Dividends paid		-	-	-	-	-	(324,838)	-	-	-	(324,838)	-	(324,838)
Purchase/ sale of noncontrolling interests		-	-	-	-	(37,868)	-	-	-	-	(37,868)	55,927	18,059
Contributions from/ to noncontrolling interests		-	-	-	-	-	-	-	-	-	-	(143,078)	(143,078)
Noncontrolling interests subject to put provisions	13	-	-	-	-	-	44,985	-	-	-	44,985	-	44,985
Net Income		-	-	-	-	-	1,557,150	-	-	-	1,557,150	176,280	1,733,430
Other comprehensive income (loss) related to:
Foreign currency translation		-	-	-	-	-	-	139,409	(13)	(5,354)	134,042	32,149	166,191
Cash flow hedges, net of related tax effects		-	-	-	-	-	-	-	13,602	-	13,602	-	13,602

Comprehensive income		-	-	-	-	-	-	-	-	-	1,704,794	208,429	1,913,223

Balance at September 30, 2018		308,936,407	308,936	(2,090,951)	(146,152)	3,982,156	8,409,476	(1,064,495)	(4,747)	(268,692)	11,216,482	1,129,362	12,345,844

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

1.     The Company and basis of presentation

The Company

Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, is the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. The Company provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease ("ESRD"), as well as other health care services. The Company also develops and manufactures a wide variety of health care products, which includes dialysis and non-dialysis products. The Company's dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company's non-dialysis products include acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes certain of its other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. Until June 28, 2018, Care Coordination also included the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which the Company refers to as "hospital related physician services." All of these Care Coordination services together with dialysis care and related services represent the Company's health care services.

In these unaudited consolidated financial statements, "FMC-AG & Co. KGaA," or the "Company" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation. "Management AG" and the "General Partner" refer to Fresenius Medical Care Management AG which is FMC-AG & Co. KGaA's general partner and is wholly owned by Fresenius SE. "Management Board" refers to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" refers to the supervisory board of FMC-AG & Co. KGaA. The term "North America Segment" refers to the North America operating segment, the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of the Company's operating segments, see note 14.

Basis of presentation

The consolidated financial statements and other financial information included in the Company's quarterly reports on Form 6-K and its Annual Report on Form 20-F for 2017 were prepared solely in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"), using the euro as the Company's reporting currency. At September 30, 2018, there were no IFRS or International Financial Reporting Interpretation Committee ("IFRIC") interpretations as endorsed by the European Union relevant for interim reporting that differed from IFRS as issued by the IASB. As such, the accompanying condensed interim report complies with the requirements of International Accounting Standard ("IAS") 34, Interim Financial Reporting as well as with the rules concerning interim reporting as issued by the IASB.

The consolidated financial statements at September 30, 2018 and for the three and nine-months periods ended September 30, 2018 and 2017 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2017 Annual Report on Form 20-F. The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Starting on July 1, 2018, the Company's subsidiaries applied IAS 29, Financial Reporting in Hyperinflationary Economies, due to the inflation in Argentina. Pursuant to IAS 29, the Company recorded a loss on its net monetary position of €11,910 for the nine months ended September 30, 2018. While IAS 29 requires that comparative financial statements be restated in the current measuring unit as of the reporting date, the Company's presentation currency is not hyperinflationary and therefore IAS 21, The Effects of Changes in Foreign Exchange Rates, requires the comparative amounts to be disclosed as current year amounts in the prior year financial statements. The Company did not restate the prior year statement of comprehensive income and consolidated balance sheet, but recorded €19,190 as an adjustment to equity as of December 31, 2017. The Company calculated the loss and the adjustment to prior year equity with the use of the Consumer Price Index (Índice de precios al consumidor) as published by the Argentine Statistics and Census Institute for the first nine months of 2018, which lists the level at 165 index points, a 32% increase since January 1, 2018.

As a result of the implementation of IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments, the Company has updated its accounting policies accordingly. Please refer to "Recently implemented accounting pronouncements" below for further details on the updated policies. Excluding the policy updates for IFRS 15 and IFRS 9, the accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements as of December 31, 2017.

Finance lease receivables in the amount of €58,336 in the prior years' comparative consolidated financial statements have been reclassified from other currents assets to trade accounts and other receivables to conform to the current year's presentation.

The results of operations for the three and nine months ended September 30, 2018 are not necessarily indicative of the results of operations for the year ending December 31, 2018.

Recently implemented accounting pronouncements

The Company has prepared its consolidated financial statements at September 30, 2018 in conformity with IFRS in force for the interim periods on January 1, 2018. In the first quarter of 2018, the Company applied the following new standards relevant for its business for the first time:

      •
      IFRS 15, Revenue from Contracts with Customers

      •
      IFRS 9, Financial Instruments

IFRS 15

The Company adopted IFRS 15, Revenue from Contracts with Customers, as issued in May 2014, with the effective date of January 1, 2018. While this standard applies to nearly all contracts with customers, the main exceptions are leases, financial instruments and insurance contracts. In accordance with the transition provisions in IFRS 15 the new rules were only adopted for those contracts that are not completed contracts as of January 1, 2018 following the cumulative effect method with no restatement of the comparative periods presented.

The major changes in the Company's accounting policies resulting from the implementation of IFRS 15 are summarized below:

Health care services

For services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed, the Company concludes that the consideration is variable ("implicit price concession") and records the difference between the billed amount and the amount estimated to be collectible as a reduction to health care services revenue, whereas prior to the adoption of IFRS 15 it was recorded as part of selling, general and administrative expenses as an allowance for doubtful accounts. Implicit price concessions include such items as amounts due from patients without adequate insurance coverage and patient co-payment and deductible amounts due from patients with health care coverage. The Company determines implicit price concessions primarily upon past collection history.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

IFRS 15 requires the consideration of implicit price concessions when determining the transaction price which, through adoption, resulted in the implicit price concessions directly reducing revenue in the amount of €87,327 and €392,163 for the three and nine months ended September 30, 2018, respectively. Prior to the adoption of IFRS 15, implicit price concessions were included as part of selling, general and administrative expenses as an allowance for doubtful accounts in the amount of €116,938 and €386,640 for the three and nine months ended September 30, 2017, respectively. There is no effect on net income as the implicit price concessions are merely presented in different lines within the consolidated statements of income.

Revenue from insurance contracts will be disclosed as part of "Other revenue" separately from "Revenue from contracts with customers" in the notes to the consolidated financial statements.

Health care products

In the health care product business, major revenues are generated from the sale of dialysis machines and water treatment systems, disposable products and maintenance agreements for the Company´s health care products. Prior to the adoption of IFRS 15 revenues were recorded upon transfer of title to the customer, either at the time of shipment, upon receipt or upon any other terms that clearly define passage of title. With the adoption of IFRS 15, revenues from the sale of dialysis machines and water treatment systems are typically recognized upon installation and provision of the necessary technical instructions as only thereafter does the customer obtain control of the medical device.

A portion of dialysis product revenues is generated from arrangements which give the customer, typically a health care provider, the right to use dialysis machines. IFRS 15 specifically excludes leases from the scope of the revenue standard. As a result, the transaction price is allocated in accordance with IFRS 15, and revenue is recognized separately for the lease and the non-lease components of the contract in accordance with IAS 17.

Revenue from lease contracts will be disclosed as part of "Other revenue" separately from "Revenue from contracts with customers" in the notes to the consolidated financial statements.

As of September 30, 2018 there is an immaterial amount of contract assets and contract liabilities resulting from the implementation of IFRS 15. Contract assets are shown in the consolidated balance sheet in line item "Trade accounts and other receivables" and contract liabilities are shown in line item "Current provisions and other current liabilities".

IFRS 9

The Company has adopted IFRS 9, Financial instruments with the effective date of January 1, 2018. IFRS 9 was issued in July 2014 and mainly replaced IAS 39, Financial instruments: recognition and measurement. Additionally, the Company has adopted the related amendments to IFRS 7, Financial instruments: disclosures.

The major changes in the Company's accounting policies resulting from the implementation of IFRS 9 are summarised below:

Classification and measurement of financial assets and financial liabilities

IFRS 9 defined the following three categories for financial assets: measured at amortized cost, measured at fair value through other comprehensive income ("FVOCI") and measured at fair value through profit or loss ("FVPL"). The classification depends on the business model that the financial assets are managed in and the contractual terms of the cash flows of the financial assets. IFRS 9 eliminated the following categories that were applicable for the Company under IAS 39: loans and receivables and available for sale financial assets.

The requirements for the classification and measurement of financial liabilities have not changed significantly. Consequently, the implementation of IFRS 9 does not have a material impact on the Company's accounting policies for financial liabilities.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Impairment of financial assets

IFRS 9 replaces the incurred loss model under IAS 39 with an expected credit loss approach. This means that generally all impacted financial assets will carry a loss allowance based on their expected credit losses. Expected credit losses are a probability-weighted estimate of credit losses over the contractual life of the financial assets. This model comprises a three stage approach. Upon recognition, the Company shall recognize losses that are expected within the next 12 months. If credit risk deteriorates significantly, from that time, impairment losses shall amount to lifetime expected losses. When assessing for significant increases in credit risk, the Company shall compare the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. The Company should consider reasonable and supportable information including historic loss rates, present developments such as liquidity issues and information about future economic conditions, to ensure foreseeable changes in the customer-specific or macroeconomic environment are considered.

In case of objective evidence of impairment there is an assignment to stage 3. The assignment of a financial asset to stage 3 should rely on qualitative knowledge on the customers' unfavorable financial position (for example bankruptcy, lawsuits with private or public payers), or quantitative criteria, based on an individual maturity analysis. When a counterpart defaults, all financial assets against this counterpart are considered impaired. The definition of default is mainly based on payment practices specific to individual regions and businesses.

The Company recognizes a loss allowance for expected credit losses on financial assets measured at amortized cost, contract assets and lease receivables as well as in investments in debt securities measured at fair value through other comprehensive income. The financial assets mainly comprise trade accounts receivables and cash and cash equivalents. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective instrument. Financial assets whose expected credit loss is not assessed individually are grouped on the basis of geographical regions and the impairment is generally assessed on the basis of macroeconomic indicators such as credit default swaps.

For trade accounts receivable, the Company uses the simplified method which requires recognizing lifetime expected credit losses. Expected credit losses on cash and cash equivalents are measured according to the general method which is based on 12-month expected credit losses. Due to the short maturity term of the financial instruments this corresponds with the lifetime expected loss.

Based on the external credit ratings of the counterparties the Company considers that its cash and cash equivalents have a low credit risk.

Hedge accounting

The Company implemented the IFRS 9 hedge accounting model. The new model allows for improved alignment of hedge accounting with risk management strategies and objectives. The Company applies cash flow hedge accounting mainly for the purpose of hedging forecasted transactions relating to inventory purchases and sales. To hedge the resulting foreign currency exposure, the Company generally enters into foreign exchange forward contracts. With the application of IFRS 9, only the effective fair value changes of the spot component of these contracts will be designated as hedging instruments and accounted for in other comprehensive income (loss) ("OCI"). Forward points are recognized and accumulated in a separate component within OCI. Under IAS 39, the fair value changes of both the spot and forward component were designated as hedging instrument, and recognized in accumulated OCI ("AOCI"). Under IAS 39 accumulated amounts related to cash flow hedges were reclassified to profit or loss in the same period as the hedged forecasted transaction affected profit or loss. Under IFRS 9, accumulated amounts in OCI for cash flow hedges of foreign exchange risk in relation to hedged forecasted product purchases from third party are directly included in the initial cost of the asset when it is recognized.

Recent accounting pronouncements not yet adopted

      •
      IFRS 16, Leases

      •
      IFRS 17, Insurance Contracts

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

IFRS 16

In January 2016, the IASB issued IFRS 16, Leases, which supersedes the current standard on lease-accounting, IAS 17, as well as the interpretations IFRIC 4, SIC-15 and SIC-27. IFRS 16 significantly changes lessee accounting. For all leases, a lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Depreciation of the right-of-use asset and interest on the lease liability must be recognized in the income statement for every lease contract. Therefore, straight-line rental expenses will no longer be shown. The lessor accounting requirements in IAS 17 are substantially carried forward. The standard is effective for fiscal years beginning on or after January 1, 2019. Earlier application is permitted for entities that have also adopted IFRS 15, Revenue from Contracts with Customers. The Company decided that IFRS 16 will not be adopted early. The Company expects a balance sheet extension due to the on balance sheet recognition of right of use assets and liabilities for agreed lease payment obligations, currently classified as operating leases, resulting in particular from leased clinics and buildings. Based on a first impact analysis as of December 31, 2015 using certain assumptions and simplifications, the Company expects a financial debt increase of approximately €4,000,000. Referring to the consolidated statement of income, the Company expects an operating income improvement due to the split of rent expenses in depreciation and interest expenses, by having unchanged cash outflows. The Company also expects that its net leverage ratio (net debt as compared to Earnings before Interest, Taxes, Depreciation and Amortization, "EBITDA"), adjusted for acquisitions and divestitures made during the last twelve months with a purchase price above a €50,000 threshold as defined in the Amended 2012 Credit Agreement and non-cash charges) will increase by about 0.5. The impact on the Company will depend on the contract portfolio at the effective date, as well as the transition method. Based on a first impact analysis, the Company will apply the modified retrospective method. Except for the transition method, the Company is currently evaluating the accounting policy options of IFRS 16.

IFRS 17

In May 2017, the IASB issued IFRS 17, Insurance Contracts. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using current values. The frequent updates to the insurance values are expected to provide more useful information to users of financial statements. IFRS 17 is effective for fiscal years beginning on or after January 1, 2021. Earlier adoption is permitted for entities that have also adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers. The Company is evaluating the impact of IFRS 17 on the consolidated financial statements.

In the Company's view, all other pronouncements issued by the IASB do not have a material impact on the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

2.     Notes to the consolidated statements of income

a) Revenue

The Company has recognized the following revenue in the consolidated statement of income for the three and nine months ended September 30, 2018:

Revenue

in € THOUS

	For the three months ended September 30, 2018			For the nine months ended September 30, 2018

	Revenue from contracts with customers	Other revenue	Total	Revenue from contracts with customers	Other revenue	Total

Health care services	3,199,364	58,767	3,258,131	9,689,671	162,062	9,851,733
Dialysis services	2,904,363	-	2,904,363	8,359,200	-	8,359,200
Care Coordination	295,001	58,767	353,768	1,330,471	162,062	1,492,533
Health care products	774,106	25,615	799,721	2,324,406	71,047	2,395,453
Dialysis products	756,759	25,615	782,374	2,269,019	71,047	2,340,066
Non-dialysis products	17,347	-	17,347	55,387	-	55,387

Total	3,973,470	84,382	4,057,852	12,014,077	233,109	12,247,186

b) (Gain) loss related to divestitures of Care Coordination activities

On April 20, 2018, the Company signed a definitive agreement to divest its controlling interest in Sound Inpatient Physicians, Inc. ("Sound") to an investment consortium led by Summit Partners, L.P., ("Summit Consortium"). Upon receipt of the required regulatory approvals under the Hart-Scott-Rodino Antitrust Improvements Acts of 1976, as amended, and the satisfaction of customary closing conditions, the divestiture was consummated on June 28, 2018. The total transaction proceeds were $1,925,210 (€1,662,100). The pre-tax gain related to divestitures for Care Coordination activities was €829,860, which primarily related to this divestiture, the effect of the six month impact from the increase in valuation of Sound's share based payment program, incentive compensation expense and other costs caused by the divestment of Sound.

Sound was included in Care Coordination within the North America Segment. The Company's history with Sound, prior to divestment, includes the following milestones:

  •
  In July 2014, the Company made an investment for a majority interest in Sound, a physician services organization focused on hospitalist, emergency, intensivist and post-acute care services, furthering its strategic investments and expanding the health care services we offer.

  •
  In November 2014, Sound acquired Cogent Healthcare, expanding Sound to serve over 180 hospitals in 35 states with more than 1,750 providers.

  •
  In 2017, the Company increased its interest in Sound raising the Company majority interest to almost 100% during the first half of 2017.

c) Research and development expenses

Research and development expenses of €95,287 for the nine months ended September 30, 2018 (for the nine months ended September 30, 2017: €94,927) include expenditure for research and non-capitalizable development costs as well as depreciation and amortization expenses of €249 related to capitalized development costs (for the nine months ended September 30, 2017: €351).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

d) Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and fully diluted earnings per share computations for 2018 and 2017:

Reconciliation of Basic and Diluted Earnings per Share

in € THOUS, except share and per share data
	For the three months ended September 30,		For the nine months ended September 30,

	2018	2017	2018	2017

Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	284,614	309,276	1,557,150	886,136

Denominators:
Weighted average number of shares outstanding	306,495,661	306,572,494	306,434,923	306,447,106
Potentially dilutive shares	824,459	659,879	807,212	577,637

Basic earnings per share	0.93	1.01	5.08	2.89

Fully diluted earnings per share	0.93	1.01	5.07	2.89

Share buy-back program

On the basis of the authorization granted by the Company's Annual General Meeting on May 12, 2016 to conduct a share buy-back program, the Company repurchased 431,000 shares between May 28, and June 8, 2018, for an average weighted stock price of €86.37.

As of September 30, 2018, the Company holds 2,090,951 treasury shares. These shares will be used solely to either reduce the registered share capital of the Company by cancellation of the acquired shares, or to fulfill employee participation programs of the Company.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The following tabular disclosure provides the number of shares acquired in the context of the share buy-back programs as well as the repurchased treasury stock:

Treasury Stock

Period	Average price paid per share	Total number of shares purchased and retired as part of publicly announced plans or programs	Total value of shares (1)

	in €		in € THOUS

Purchase of Treasury Stock
May 2013	52.96	1,078,255	57,107
June 2013	53.05	2,502,552	132,769
July 2013	49.42	2,972,770	146,916
August 2013	48.40	995,374	48,174

Repurchased Treasury Stock	51.00	7,548,951	384,966

Retirement of repurchased Treasury Stock
February 2016	51.00	6,549,000	333,973

Purchase of Treasury Stock
December 2017	87.79	660,000	57,938
May/June 2018	86.37	431,000	37,221

Total	69.90	2,090,951	146,152

(1)     The value of shares repurchased in 2013, 2017 and 2018 is inclusive of fees (net of taxes) paid in the amount of approximately €81, €12 and €8, respectively, for services rendered.

3.     Related party transactions

Fresenius SE is the Company's largest shareholder and owns 30.8% of the Company's outstanding shares, excluding treasury shares held by the Company, at September 30, 2018. The Company has entered into certain arrangements for services, leases and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item b) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item c) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)    Service agreements, lease agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to the Fresenius SE Companies. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company provides administrative services to one of its equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The Company is a party to real estate operating lease agreements with the Fresenius SE Companies, which mainly include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire at the end of 2026.

In addition to the above mentioned service and lease agreements, the Company sold products to the Fresenius SE Companies and made purchases from the Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

The Company entered into an agreement with a Fresenius SE company for the manufacturing of infusion bags. In order to establish the new production line, the Company purchased machinery from the Fresenius SE company in the amount of €3,429 during the nine months ended September 30, 2018.

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., ("VFMCRP"), an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from VFMCRP.

Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service agreements, lease agreements and products

in € THOUS

	For the nine months ended September 30, 2018		For the nine months ended September 30, 2017		September 30, 2018		December 31, 2017

	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable

Service agreements(1)
Fresenius SE	389	17,338	146	16,210	254	3,111	40	2,948
Fresenius SE affiliates	2,557	71,052	2,702	58,338	815	3,330	9,445	4,696
Equity method investees	16,107	-	13,970	-	1,623	-	1,738	-

Total	19,053	88,390	16,818	74,548	2,692	6,441	11,223	7,644

Lease agreements
Fresenius SE	-	6,494	-	6,266	-	-	-	-
Fresenius SE affiliates	-	11,654	-	9,162	-	-	-	-

Total	-	18,148	-	15,428	-	-	-	-

Products
Fresenius SE affiliates	26,235	29,548	23,861	31,258	10,937	3,069	9,148	3,976
Equity method investees	-	318,852	-	316,027	-	72,125	-	36,550

Total	26,235	348,400	23,861	347,285	10,937	75,194	9,148	40,526

(1) In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €3,443 and €6,397 at September 30, 2018 and December 31, 2017, respectively.

b)    Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

payables with its subsidiaries and other related parties. As of September 30, 2018 and December 31, 2017, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €110,746 and €91,026, respectively. As of September 30, 2018 and December 31, 2017, the Company had accounts payable to Fresenius SE related to short-term financing in the amount of €78,990 and €76,159, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009, the Company borrowed €1,500 from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 22, 2019 with an interest rate of 0.825%. On November 28, 2013, the Company borrowed an additional €1,500 with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on November 23, 2018 with an interest rate of 1.100%.

At September 30, 2018 and December 31, 2017, a subsidiary of Fresenius SE held unsecured bonds issued by the Company in the amount of €6,000 and €6,000, respectively. The bonds were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each has a coupon rate of 5.25% with interest payable semiannually.

At September 30, 2018 and December 31, 2017, the Company borrowed from Fresenius SE in the amount of €20,400 on an unsecured basis at an interest rate of 0.825% and €6,000 on an unsecured basis at an interest rate of 0.825%, respectively. For further information on this loan agreement, see note 7.

c)    Key management personnel

Due to the Company's legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €15,295 and €15,995, respectively, for its management services during the nine months ended September 30, 2018 and 2017. As of September 30, 2018 and December 31, 2017, the Company had accounts receivable from the General Partner in the amount of €801 and €246, respectively. As of September 30, 2018 and December 31, 2017, the Company had accounts payable to the General Partner in the amount of €33,483 and €23,020, respectively.

4.     Cash and cash equivalents

As of September 30, 2018 and December 31, 2017, cash and cash equivalents are as follows:

Cash and cash equivalents

in € THOUS
	September 30, 2018	December 31, 2017

Cash	625,967	620,145
Securities and Time deposits	1,128,085	357,964

Cash and cash equivalents	1,754,052	978,109

The cash and cash equivalents disclosed in the table above, and respectively in the consolidated statements of cash flows, include at September 30, 2018 an amount of €444 (December 31, 2017: €53,694) from collateral requirements towards an insurance company in North America that are not available for use.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

5.     Trade accounts and other receivables

As of September 30, 2018, the allowance on trade accounts and other receivables, contains an impact from the implementation of IFRS 9. This results in an increase in the allowance which amounts to €3,490.

Due to the implementation of IFRS 15 the implicit price concessions in North America are getting deducted from the trade accounts and other receivables and are no longer part of the corresponding allowance. This isolated impact of €361,949 as of September 30, 2018 was recorded against trade accounts receivable and the allowance.

As of September 30, 2018 and December 31, 2017, trade accounts and other receivables are as follows:

Trade accounts and other receivables

in € THOUS

	September 30, 2018		December 31, 2017

		thereof Credit-Impaired

Trade accounts and other receivables, gross	3,473,379	475,603	3,864,217
thereof Finance Lease Receivables	60,525	-	58,336
less allowances	(111,631)	(80,248)	(474,891)

Trade accounts and other receivables	3,361,748	395,355	3,389,326

The other receivables include finance lease receivables.

All trade accounts and other receivables are due within one year. A small portion of the trade account receivables are subject to factoring agreements.

Trade accounts receivables and finance lease receivables with a term of more than one year in the amount of €88,994 (December 31, 2017: €90,344) are included in the balance sheet item "Other non-current assets". For these trade accounts receivables and finance leases the implementation of IFRS 9 results in an increase of the allowance, which amounts to €278.

6.     Inventories

At September 30, 2018 and December 31, 2017, inventories consisted of the following:

Inventories

in € THOUS
	September 30, 2018	December 31, 2017

Finished goods	751,877	672,851
Health care supplies	387,567	343,351
Raw materials and purchased components	220,595	193,295
Work in process	93,708	81,282

Inventories	1,453,747	1,290,779

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

7.     Short-term debt and short-term debt from related parties

At September 30, 2018 and December 31, 2017, short-term debt and short-term debt from related parties consisted of the following:

Short-term debt and short-term debt from related parties

in € THOUS
	September 30, 2018	December 31, 2017

Commercial paper program	999,869	679,886
Borrowings under lines of credit	209,461	79,313
Other	378	1,080

Short-term debt	1,209,708	760,279
Short-term debt from related parties (see note 3 b)	23,400	9,000

Short-term debt and short-term debt from related parties	1,233,108	769,279

The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At September 30, 2018 and December 31, 2017, cash and borrowings under lines of credit in the amount of €138,391 and €318,654 were offset under this cash management system.

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,000,000 can be issued. At September 30, 2018 and December 31, 2017, the outstanding commercial paper amounted to €1,000,000 and €680,000, respectively.

Other

At September 30, 2018 and December 31, 2017, the Company had €378 and €1,080 of other debt outstanding related to fixed payments outstanding for acquisitions.

Short-term debt from related parties

The Company is party to an unsecured loan agreement with Fresenius SE under which the Company or FMCH may request and receive one or more short-term advances up to an aggregate amount of $400,000 until maturity on July 31, 2022. For further information on short-term debt from related parties, see note 3 b).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

8.     Long-term debt and capital lease obligations

As of September 30, 2018 and December 31, 2017, long-term debt and capital lease obligations consisted of the following:

Long-term debt and capital lease obligations

in € THOUS
	September 30, 2018	December 31, 2017

Amended 2012 Credit Agreement	1,906,809	2,017,952
Bonds	3,671,302	3,810,483
Convertible Bonds	391,670	386,984
Accounts Receivable Facility	-	293,673
Capital lease obligations	36,675	37,704
Other	130,490	131,611

Long-term debt and capital lease obligations	6,136,946	6,678,407
Less current portion	(1,096,425)	(883,535)

Long-term debt and capital lease obligations, less current portion	5,040,521	5,794,872

Amended 2012 Credit Agreement

The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at September 30, 2018 and December 31, 2017:

Amended 2012 Credit Agreement - Maximum amount available and balance outstanding in THOUS
	Maximum amount available September 30, 2018		Balance outstanding September 30, 2018 (1)

Revolving credit USD	$900,000	€777,471	$-	€-
Revolving credit EUR	€600,000	€600,000	€-	€-
USD term loan 5-year	$1,380,000	€1,192,122	$1,380,000	€1,192,122
EUR term loan 5-year	€322,000	€322,000	€322,000	€322,000
EUR term loan 3-year	€400,000	€400,000	€400,000	€400,000

		€3,291,593		€1,914,122

	Maximum amount available December 31, 2017		Balance outstanding December 31, 2017 (1)

Revolving credit USD	$900,000	€750,438	$70,000	€58,367
Revolving credit EUR	€600,000	€600,000	€-	€-
USD term loan 5-year	$1,470,000	€1,225,715	$1,470,000	€1,225,715
EUR term loan 5-year	€343,000	€343,000	€343,000	€343,000
EUR term loan 3-year	€400,000	€400,000	€400,000	€400,000

		€3,319,153		€2,027,082

(1)     Amounts shown are excluding debt issuance costs.

At September 30, 2018 and December 31, 2017, the Company had letters of credit outstanding in the amount of $1,690 and $1,690 (€1,460 and €1,409), respectively, under the USD revolving credit facility, which are not included above as part of the balance outstanding at those dates, but which reduce available borrowings under the applicable revolving credit facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Accounts Receivable Facility

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at September 30, 2018 and at December 31, 2017:

Accounts Receivable Facility - Maximum amount available and balance outstanding in THOUS
	Maximum amount available September 30, 2018(1)		Balance outstanding September 30, 2018(2)

Accounts Receivable Facility	$800,000	€691,085	$-	€-

	Maximum amount available December 31, 2017(1)		Balance outstanding December 31, 2017(2)

Accounts Receivable Facility	$800,000	€667,056	$353,000	€294,338

(1) Subject to availability of sufficient accounts receivable meeting funding criteria.
(2) Amounts shown are excluding debt issuance costs.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $26,631 and $71,244 (€23,005 and €59,404) at September 30, 2018 and December 31, 2017, respectively. These letters of credit are not included above as part of the balance outstanding at September 30, 2018 and December 31, 2017; however, they reduce available borrowings under the Accounts Receivable Facility.

9.     Supplementary information on capital management

As of September 30, 2018 and December 31, 2017 the total equity in percent of total assets was 48.3% and 45.1%, respectively, and the debt in percent of total assets was 28.8% and 31.0%, respectively.

Further information on the Company's capital management is available in the Annual Report on Form 20-F as of December 31, 2017.

The Company's financing structure and business model are reflected in the investment grade ratings. The Company is covered by the three leading rating agencies, Moody's, Standard & Poor's and Fitch.

Rating (1)

	Standard & Poor´s	Moody´s	Fitch

Corporate Credit Rating	BBB-	Baa3	BBB-
Outlook	positive	stable	stable

(1) A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

10    Share-based plans

On July 30, 2018 under the FMC-AG & Co. KGaA Long-Term Incentive Plan 2016, the Company awarded 614,971 performance shares, including 62,678 performance shares granted to members of the Management Board. The total fair value is €49,536, including a fair value of €5,049 to members of the Management Board. The fair value will be amortized over the four-year vesting period. The fair value per performance share at the grant date was €80.55.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

11.  Employee benefit plans

The Company currently has five principal pension plans, one for German employees, three for French employees and the other covering employees in the United States, the last of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company's pension obligations in Germany are unfunded. Each year FMCH contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. In 2018, FMCH did not have a minimum funding requirement. For the first nine months of 2018, the Company voluntarily provided €42,630 to the defined benefit plan. For the remaining period of 2018, the Company expects further voluntarily contributions of €1,620.

The following table provides the calculations of net periodic benefit cost for the three and nine months ended September 30, 2018 and 2017, respectively.

Net periodic benefit cost

in € THOUS

	For the three months ended September 30,		For the nine months ended September 30,

	2018	2017	2018	2017

Service cost	5,427	7,172	19,059	21,342
Net interest cost	3,307	2,818	9,755	8,356

Net periodic benefit costs	8,734	9,990	28,814	29,698

12.  Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

On February 15, 2011, a whistleblower (relator) action under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleged that FMCH sought and received reimbursement from government payors for serum ferritin and multiple forms of hepatitis B laboratory tests that were medically unnecessary or not properly ordered by a physician. Discovery on the relator's complaint closed in May 2015. Although the United States initially declined to intervene in the case, the government subsequently changed position. On April 3, 2017, the court allowed the government to intervene with respect only to certain hepatitis B surface antigen tests performed prior to 2011, when Medicare reimbursement rules for such tests changed. The court has subsequently rejected government requests to conduct new discovery and to add counts to its complaint-in-intervention that would expand upon the relator's complaint, but has allowed FMCH to take discovery against the government as if the government had intervened at the outset.

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the U.S. that might violate the Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. Since that time, the Company's

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Supervisory Board, through its Audit and Corporate Governance Committee, has conducted investigations with the assistance of independent counsel. In a continuing dialogue, the Company voluntarily advised the Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") about these investigations, while the SEC and DOJ (collectively the "government" or "government agencies") have conducted their own investigations, in which the Company has cooperated.

In the course of this dialogue, the Company identified and reported to the government, and has taken remedial actions including employee disciplinary actions with respect to, conduct that has resulted in the government agencies' seeking monetary penalties or other sanctions against the Company under the FCPA or other anti-bribery laws. Such conduct or its remediation may impact adversely the Company's ability to conduct business in certain jurisdictions.

The Company has substantially concluded its investigations and undertaken discussions toward a possible settlement with the government agencies that would avoid litigation over government demands related to certain identified conduct. These discussions are continuing and have not yet achieved an agreement; failure to reach agreement and consequent litigation with either or both government agencies remains possible. The discussions have revolved around possible bribery and corruption questions principally related to certain conduct in the Company's products business in a number of countries.

The Company recorded a charge of €200,000 in the fourth quarter of 2017. The charge encompassed an estimate of the government agencies claims for profit disgorgement, as well as accruals for fines or penalties, certain legal expenses and other related costs or asset impairments. The Company increased the provision by €75,000 to reflect an understanding with the government agencies on the financial aspects of a potential settlement and an update of legal costs to continue with these discussions. Following this increase, which takes into account incurred and anticipated legal expenses, impairments and other costs, the provision totals €243,000 as of September 30, 2018. However, significant non-financial matters are still under discussion with the government and must be resolved to the Company's satisfaction for a settlement to occur.

The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to FCPA and other anti-bribery law compliance.

Personal injury litigation involving the Company's acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012 and was substantially resolved by settlement agreed in principle in February 2016 and consummated in November 2017, as previously disclosed. Remaining individual personal injury cases do not present material risk and discussion of them is therefore discontinued.

The Company's affected insurers agreed to the settlement of the acid concentrate personal injury litigation and funded $220,000 of the settlement fund under a reciprocal reservation of rights encompassing certain coverage issues raised by insurers and the Company's claims for indemnification of defense costs. The Company accrued a net expense of $60,000 in connection with the settlement, including legal fees and other anticipated costs.

Following entry into the settlement, the Company's insurers in the AIG group and the Company each initiated litigation against the other relating to the AIG group's coverage obligations under applicable policies. In the coverage litigation, the AIG group seeks to be indemnified by the Company for a portion of its $220,000 outlay; the Company seeks to confirm the AIG group's $220,000 funding obligation, to recover defense costs already incurred by the Company, and to compel the AIG group to honor defense and indemnification obligations, if any, required for resolution of cases not participating in the settlement. As a result of decisions on issues of venue, the coverage litigation is proceeding in the New York state trial court for Manhattan. (National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County)).

Four institutional plaintiffs filed complaints against FMCH or its affiliates under state deceptive practices statutes resting on certain background allegations common to the GranuFlo®/NaturaLyte® personal injury litigation, but seeking as remedy the repayment of sums paid to FMCH attributable to the GranuFlo®/NaturaLyte® products. These cases implicate different legal standards, theories of liability and forms of potential recovery from those in the personal injury litigation and their claims were not extinguished by the personal injury litigation settlement described above. The four plaintiffs are the Attorneys General for the States of Kentucky, Louisiana and Mississippi and the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

commercial insurance company Blue Cross Blue Shield of Louisiana in its private capacity. State of Mississippi ex rel. Hood, v. Fresenius Medical Care Holdings, Inc., No. 14-cv-152 (Chancery Court, DeSoto County); State of Louisiana ex re. Caldwell and Louisiana Health Service & Indemnity Company v. Fresenius Medical Care Airline, 2016 Civ. 11035 (U.S.D.C. D. Mass.); Commonwealth of Kentucky ex rel. Beshear v. Fresenius Medical Care Holdings, Inc. et al., No. 16-CI-00946 (Circuit Court, Franklin County). A jury trial has been scheduled to begin in the Kentucky (Beshear) case on January 22, 2019.

The Company is not a party to a substantial adverse jury verdict and punitive damage award entered in Denver on June 27, 2018 against DaVita Healthcare Partners, Inc. ("DaVita"), involving DaVita's own clinical management of the Company's acid concentrate product. See, White v. DaVita Healthcare Partners, Inc., 2015 Civ. 02106 (U.S.D.C. Colorado).

In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. Hawaii v. Liberty Dialysis – Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. The amount of the overpayment claimed by the State is approximately $8,000, but the State seeks civil remedies, interest, fines, and penalties against Liberty and FMCH under the Hawaii False Claims Act substantially in excess of the overpayment. After prevailing on motions by Xerox to preclude it from doing so, FMCH is pursuing third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation is scheduled for April 2019.

On August 31 and November 25, 2015, respectively, FMCH received subpoenas under the False Claims Act from the United States Attorneys for the District of Colorado and the Eastern District of New York inquiring into FMCH's participation in and management of dialysis facility joint ventures in which physicians are partners. On March 20, 2017, FMCH received a subpoena in the Western District of Tennessee inquiring into certain of the operations of dialysis facility joint ventures with the University of Tennessee Medical Group, including joint ventures in which FMCH's interests were divested to Satellite Dialysis in connection with FMCH's acquisition of Liberty Dialysis in 2012. FMCH has cooperated in these investigations.

On September 26, 2018, the US Attorney for the Eastern District of New York declined to intervene on the qui tam complaint filed under seal in 2014 that gave rise to this investigation. CKD Project LLC v. Fresenius Medical Care, 2014 Civ. 6646 (E.D.N.Y. November 12, 2014). The court then unsealed the complaint, allowing the relator to serve and proceed on his own, but the complaint has not been served. FMCH understands that the US Attorney for Western District of Tennessee is no longer pursuing its investigation of FMCH. The District of Colorado investigation continues.

Beginning October 6, 2015, the United States Attorney for the Eastern District of New York (the "Brooklyn USAO") and the Office of Inspector General of the United States Department of Health and Human Services ("OIG") have investigated, through subpoenas issued under the False Claims Act, utilization and invoicing by the Company's subsidiary Azura Vascular Care for a period beginning after the Company's acquisition of American Access Care LLC ("AAC") in October 2011. The Company has cooperated in the government's inquiry. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

On October 22, 2018, the United States Attorney for the Southern District of New York (the "Manhattan USAO") announced a False Claims Act settlement for up to $18,400 with Vascular Access Centers LP, a competitor of AAC and Azura. Simultaneously, related documents were unsealed, including the 2012 qui tam (whistleblower) complaint that gave rise to the investigation. Levine v. Vascular Access Centers, 2012 Civ. 5103 (S.D.N.Y.). That qui tam complaint names as defendants, among others in the dialysis industry, certain affiliates of the Company. At the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

present time, the Manhattan USAO has not intervened as against non-settling defendants and the relationship, if any, between the Brooklyn USAO investigation of Azura begun in 2015 and the Manhattan USAO's Levine settlement is unclear.

On June 30, 2016, FMCH received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information under the False Claims Act about the use and management of pharmaceuticals including Velphoro® as well as FMCH's interactions with DaVita. The investigation encompasses DaVita, Amgen, Sanofi, and other pharmaceutical manufacturers and includes inquiries into whether certain compensation transfers between manufacturers and pharmacy vendors constituted unlawful kickbacks. The Company understands that this investigation is substantively independent of the $63,700 settlement by DaVita Rx announced on December 14, 2017 in the matter styled United States ex rel. Gallian v. DaVita Rx, 2016 Civ. 0943 (N.D. Tex.). FMCH is cooperating in the investigation.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc., which FMCH acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, FMCH identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, FMCH terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee's conduct is expected to result in demands for the Company to refund overpayments and to pay related penalties under applicable laws, but the monetary value of such payment demands cannot yet be reasonably estimated.

On December 12, 2017, the Company sold to Quest Diagnostics certain Shiel operations that are the subject of this Brooklyn subpoena, including the misconduct reported to the United States Attorney. Under the sale agreement, the Company retains responsibility for the Brooklyn investigation and its outcome. The Company continues to cooperate in the ongoing investigation.

On December 14, 2016, the Center for Medicare & Medicaid Services ("CMS"), which administers the federal Medicare program, published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment." The IFR would have amended the Conditions for Coverage for dialysis providers, like FMCH and would have effectively enabled insurers to reject premium payments made by or on behalf of patients who received grants for individual market coverage from the American Kidney Fund ("AKF" or "the Fund"). The IFR could thus have resulted in those patients losing individual insurance market coverage. The loss of coverage for these patients would have had a material and adverse impact on the operating results of FMCH.

On January 25, 2017, a federal district court in Texas responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell, 2017 Civ. 0016 (E.D. Texas, Sherman Div.). The preliminary injunction was based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute.

On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request, that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court on June 27, 2017.

On January 3, 2017, the Company received a subpoena from the United States Attorney for the District of Massachusetts under the False Claims Act inquiring into the Company's interactions and relationships with the AKF, including the Company's charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH is cooperating in the investigation, which is part of a broader investigation into charitable contributions in the medical industry. The Company believes that the investigation revolves around conduct alleged to be unlawful in United Healthcare v. American Renal Associates, 2018 Civ. 10622 (D. Mass.), but believes that such unlawful conduct was not undertaken by the Company. On July 2, 2018, American Renal Associates announced that it had reached a settlement in principle of the United Healthcare litigation. The Company lacks information necessary to assess how the American Renal Associates settlement may impact the United States Attorney's investigation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

In early May 2017, the United States Attorney for the Middle District of Tennessee (Nashville) issued identical subpoenas to FMCH and two subsidiaries under the False Claims Act concerning the Company's retail pharmaceutical business. The investigation is exploring allegations related to improper inducements to dialysis patients to fill oral prescriptions through FMCH's pharmacy service, improper billing for returned pharmacy products and other allegations similar to those underlying the $63,700 settlement by DaVita Rx in Texas announced on December 14, 2017. United States ex rel. Gallian, 2016 Civ. 0943 (N.D. Tex.). FMCH is cooperating in the investigation.

The Company received a subpoena dated December 11, 2017 from the United States Attorney for the Eastern District of California (Sacramento) requesting information under the False Claims Act concerning Spectra Laboratories, the Company's affiliate engaged in laboratory testing for dialysis patients. The inquiry related to allegations that certain services or materials provided by Spectra to its outpatient dialysis facility customers constitute unlawful kickbacks. The Company cooperated in the investigation. On August 7, 2018, the United States Attorney declined to intervene on a qui tam complaint, which had been filed by an affiliate of industry competitor Ascend Laboratory and caused the investigation to be initiated. On September 4, the competitor/relator dismissed the complaint. Laboratory Research, LLC v. Spectra Laboratories, Inc., 2017 Civ. 1185 (E.D. Cal., June 7, 2017). No settlement discussions occurred and the Company gave no consideration for the dismissal.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other healthcare providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the U.S. Food and Drug Administration ("FDA") and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to one pending FDA warning letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data ("PD") of its patients and beneficiaries throughout the United States and other parts of the world, and engages with other business associates to help it carry out its health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws") when there has been impermissible use, access, or disclosure of unsecured PD or when the Company or its business associates neglect to implement the required

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

In Germany, the tax audits for the years 2006 through 2009 have been substantially completed. The German tax authorities have indicated a re-qualification of dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for these and subsequent years until 2013 and the disallowance of certain other tax deductions. The Company has defended its position and will avail itself of appropriate remedies. An adverse determination with respect to fully taxable interest payments related to intercompany mandatorily redeemable preferred shares and the disallowance of certain other tax deductions could have a material adverse effect on the Company's financial condition and results of operations.

The Company is also subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company's tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company's other known individual contingent liabilities is immaterial.

13.  Financial instruments

Transition from IAS 39 to IFRS 9

The Company applied IFRS 9 using the modified retrospective method. Comparative periods have not been restated. Differences in the carrying amounts of financial instruments resulting from the adoption of IFRS 9 are recognized in

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

retained earnings as at January 1, 2018. Information presented for 2017 does not reflect the requirements of IFRS 9 and consequently is not comparable to the information presented for 2018 under IFRS 9.

At the date of initial application, the Company determined the business model within which a financial asset is held. Further, certain equity investments have been designated at FVOCI. See note 1. Changes to the hedge accounting policy are applied prospectively. The existing hedging relationships designated under IAS 39 at December 31, 2017 met the criteria for hedge accounting under IFRS 9 as well and are regarded as continuing hedging relationships.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The following table shows the measurement categories under IAS 39 at December 31, 2017 and the new classification of financial assets under IFRS 9 at January 1, 2018:

Financial asset classification under IFRS 9

in € THOUS

	Categories under IAS 39	New classification under IFRS 9	Carrying amount under IAS 39	Carrying amount under IFRS 9

				adjusted
			December 31, 2017	December 31, 2017
Cash and cash equivalents	Not assigned to a category	Amortized cost	620,145	620,145
Cash and cash equivalents	Not assigned to a category	FVPL	357,964	357,964
Trade accounts and other receivables	Loans and receivables	Amortized cost	3,330,990	3,327,692
Trade accounts and other receivables	Not assigned to a category	Not classified	58,336	58,144
Accounts receivable from related parties	Loans and receivables	Amortized cost	111,643	111,643
Derivatives - cash flow hedging instruments(1)	Not assigned to a category	Not classified	561	561
Derivatives - not designated as hedging instruments(1)	FVPL	FVPL	113,713	113,713
Equity investments(1)	Available for sale	FVOCI	16,010	16,010
Equity investments(1)	Not assigned to a category	FVOCI	10,537	10,537
Equity investments(1)	Not assigned to a category	FVPL	7,259	7,259
Debt securities(1)	Available for sale	FVOCI	2,650	2,650
Debt securities(1)	Available for sale	Not classified	833	833
Other financial assets(1)	Loans and receivables	Amortized cost	130,964	129,614
Other financial assets(1)	Not assigned to a category	Not classified	78,368	78,132

Financial assets			4,839,973	4,834,897

(1) Included in Other current assets or Other non-current assets in the consolidated balance sheets.

Financial liabilities measured at amortized cost under IAS 39 are also classified as measured at amortized cost under IFRS 9, with no change to the carrying amounts of the liabilities. This is also applicable for financial liabilities measured at FVPL under IAS 39 and IFRS 9 (see note 1) as well as financial liabilities not assigned to a category under IAS 39 and not classified under IFRS 9.

The transition to IFRS 9 had an impact on retained earnings at January 1, 2018 in the amount of €5,076. This impact results from the recognition of expected credit losses under IFRS 9. For further details on Trade accounts and other receivables, see note 5.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Financial instruments in accordance with IFRS 9

The following tables show the carrying amounts and fair values of the Company's financial instruments at September 30, 2018 and December 31, 2017:

Carrying amount and fair value of financial instruments

in € THOUS

September 30, 2018	Carrying amount					Fair value

	Amortized cost	FVPL	FVOCI	Not classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents(1)	625,967	1,128,085	-	-	1,754,052	-	1,128,085	-
Trade accounts and other receivables	3,283,387	-	-	78,361	3,361,748	-	-	-
Accounts receivable from related parties	125,176	-	-	-	125,176	-	-	-
Derivatives - cash flow hedging instruments	-	-	-	1,505	1,505	-	1,505	-
Derivatives - not designated as hedging instruments	-	104,870	-	-	104,870	-	104,870	-
Equity investments	-	111,547	30,040	-	141,587	15,252	126,335	-
Debt securities	-	91,278	243,291	-	334,569	91,278	243,291	-
Other financial assets	108,379	-	-	78,794	187,173	-	-	-

Other current and non-current assets	108,379	307,695	273,331	80,299	769,704	-	-	-

Financial assets	4,142,909	1,435,780	273,331	158,660	6,010,680	-	-	-

Accounts payable	610,775	-	-	-	610,775	-	-	-
Accounts payable to related parties	194,108	-	-	-	194,108	-	-	-
Short-term debt and short-term debt from related parties	1,233,108	-	-	-	1,233,108	-	-	-
Long-term debt and capital lease obligations	6,100,271	-	-	36,675	6,136,946	-	6,416,507	-
Derivatives - cash flow hedging instruments	-	-	-	779	779	-	779	-
Derivatives - not designated as hedging instruments	-	108,932	-	-	108,932	-	108,932	-
Variable payments outstanding for acquisitions	-	199,760	-	-	199,760	-	-	199,760
Noncontrolling interest subject to put provisions	-	-	-	808,754	808,754	-	-	808,754
Other financial liabilities	1,392,964	-	-	-	1,392,964	-	-	-

Other current and non-current liabilities	1,392,964	308,692	-	809,533	2,511,189	-	-	-

Financial liabilities	9,531,226	308,692	-	846,208	10,686,126	-	-	-

(1) Highly liquid short-term investments are categorized in level 2 of the fair value hierarchy. Other cash and cash equivalents is not categorized.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Carrying amount and fair value of financial instruments

in € THOUS

December 31, 2017	Carrying amount						Fair value

	Loans and receivables	Amortized cost	FVPL	Available for sale	Not assigned to a category	Total	Level 1	Level 2	Level 3

Cash and cash equivalents(1)	-	-	-	-	978,109	978,109	-	357,964	-
Trade accounts and other receivables	3,330,990	-	-	-	58,336	3,389,326	-	-	-
Accounts receivable from related parties	111,643	-	-	-	-	111,643	-	-	-
Derivatives - cash flow hedging instruments	-	-	-	-	561	561	-	561	-
Derivatives - not designated as hedging instruments	-	-	113,713	-	-	113,713	-	113,713	-
Equity investments	-	-	-	16,010	17,796	33,806	16,010	17,796	-
Debt securities	-	-	-	3,483	-	3,483	-	3,483	-
Other financial assets	130,964	-	-	-	78,368	209,332	-	-	-

Other current and non-current assets	130,964	-	113,713	19,493	96,725	360,895	-	-	-

Financial assets	3,573,597	-	113,713	19,493	1,133,170	4,839,973	-	-	-

Accounts payable	-	590,493	-	-	-	590,493	-	-	-
Accounts payable to related parties	-	147,349	-	-	-	147,349	-	-	-
Short-term debt and short-term debt from related parties	-	769,279	-	-	-	769,279	-	-	-
Long-term debt and capital lease obligations	-	6,640,703	-	-	37,704	6,678,407	-	7,084,986	-
Derivatives - cash flow hedging instruments	-	-	-	-	3,209	3,209	-	3,209	-
Derivatives - not designated as hedging instruments	-	-	111,953	-	-	111,953	-	111,953	-
Variable payments outstanding for acquisitions	-	-	205,792	-	-	205,792	-	-	205,792
Noncontrolling interest subject to put provisions	-	-	-	-	830,773	830,773	-	-	830,773
Other financial liabilities	-	1,446,469	-	-	-	1,446,469	-	-	-

Other current and non-current liabilities	-	1,446,469	317,745	-	833,982	2,598,196	-	-	-

Financial liabilities	-	9,594,293	317,745	-	871,686	10,783,724	-	-	-

(1) Highly liquid short-term investments are categorized in level 2 of the fair value hierarchy. Other cash and cash equivalents is not categorized.

Derivative and non-derivative financial instruments are categorised in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets. Level 2 is defined as inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

of these instruments. Transfers between levels of the fair value hierarchy have not occurred as of September 30, 2018 and December 31, 2017. The Company accounts for possible transfers at the end of the reporting period.

Derivative financial instruments

In order to manage the risk of currency exchange rate fluctuations and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions. The Company primarily enters into foreign exchange forward contracts and interest rate swaps. Derivative contracts that do not qualify for hedge accounting are utilized for economic purposes. The Company does not use financial instruments for trading purposes. Additionally the Company purchased share options in connection with the issuance of the Convertible Bonds. Any change in the Company's share price above the conversion price would be offset by a corresponding value change in the share options.

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect the contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principle and interest only. Trade accounts and other receivables, Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at FVPL. This risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual investments in OCI. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date.

The smaller part of debt securities are quoted in an active market and do not give rise to cash flows that are solely payments of principle and interest. Consequently these securities are measured at FVPL. The majority of debt securities are held within a business model whose objective is achieving both contractual cash flows and sell the securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently these financial assets have been classified as FVOCI.

Long-term debt is recognized at its carrying amount. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of the individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company's expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

Noncontrolling interests subject to put provisions are recognized at their fair value. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. Additionally, there are put provisions that are valued by an external valuation firm. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. When applicable, the obligations are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these noncontrolling interest obligations may ultimately be settled could vary significantly from the Company's current estimates depending upon market conditions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Following is a roll forward of variable payments outstanding for acquisitions and noncontrolling interests subject to put provisions at September 30, 2018 and December 31, 2017:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS

	2018		2017

	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions

Beginning balance at January 1,	205,792	830,773	223,504	1,007,733
Increase	4,426	33,447	21,128	85,322
Decrease	(14,607)	(28,885)	(32,764)	(121,057)
(Gain) Loss recognized in profit or loss	4,714	102,970	(2,685)	160,916
(Gain) Loss recognized in equity	-	(64,896)	-	(20,012)
Dividends	-	(89,443)	-	(164,404)
Foreign currency translation and other changes	(565)	24,788	(3,391)	(117,725)

Ending balance at September 30, and December 31,	199,760	808,754	205,792	830,773

14.  Segment and corporate information

The Company's operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how the Company manages its businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies.

Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters' overhead charges, including accounting and finance, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. The Company's global research and development is also centrally managed at Corporate. These corporate activities do not fulfill the definition of a segment according to IFRS 8. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Information pertaining to the Company's segment and Corporate activities for the three and nine months ended September 30, 2018 and 2017 is set forth below:

Segment and corporate information

in € THOUS

	North America Segment	EMEA Segment	Asia- Pacific Segment	Latin America Segment	Segment Total	Corporate	Total

Three months ended September 30, 2018
Revenue from contracts with customers	2,780,991	611,862	407,369	169,918	3,970,140	3,330	3,973,470
Other revenue external customers	61,764	7,661	14,089	868	84,382	-	84,382

Revenue external customers	2,842,755	619,523	421,458	170,786	4,054,522	3,330	4,057,852
Inter-segment revenue	139	-	150	103	392	(392)	-

Revenue	2,842,894	619,523	421,608	170,889	4,054,914	2,938	4,057,852

Operating income	525,191	87,283	66,284	(1,504)	677,254	(150,532)	526,722

Interest							(74,451)

Income before income taxes							452,271
Depreciation and amortization	(94,084)	(28,962)	(11,525)	(3,177)	(137,748)	(41,033)	(178,781)
Income (loss) from equity method investees	20,236	(2,249)	680	323	18,990	(1,000)	17,990
Additions of property, plant and equipment and intangible assets	145,109	36,451	13,791	45,314	240,665	100,200	340,865
Three months ended September 30, 2017
Revenue external customers	3,115,071	632,097	410,714	174,723	4,332,605	3,097	4,335,702
Inter-segment revenue	293	2	223	118	636	(636)	-

Revenue	3,115,364	632,099	410,937	174,841	4,333,241	2,461	4,335,702

Operating income	482,687	106,185	77,096	17,814	683,782	(75,201)	608,581

Interest							(86,113)

Income before income taxes							522,468
Depreciation and amortization	(94,370)	(29,252)	(11,235)	(4,234)	(139,091)	(38,692)	(177,783)
Income (loss) from equity method investees	15,886	(2,876)	8	260	13,278	-	13,278
Additions of property, plant and equipment and intangible assets	114,459	26,316	12,497	8,370	161,642	64,477	226,119
Nine months ended September 30, 2018
Revenue from contracts with customers	8,420,185	1,887,078	1,193,561	502,172	12,002,996	11,081	12,014,077
Other revenue external customers	168,332	20,565	41,578	2,634	233,109	-	233,109

Revenue external customers	8,588,517	1,907,643	1,235,139	504,806	12,236,105	11,081	12,247,186
Inter-segment revenue	1,369	303	468	154	2,294	(2,294)	-

Revenue	8,589,886	1,907,946	1,235,607	504,960	12,238,399	8,787	12,247,186

Operating income	2,173,372	301,140	218,355	23,779	2,716,646	(291,949)	2,424,697

Interest							(238,724)

Income before income taxes							2,185,973

Depreciation and amortization	(279,731)	(86,240)	(33,671)	(13,606)	(413,248)	(120,769)	(534,017)
Income (loss) from equity method investees	57,897	(6,964)	1,774	710	53,417	(1,000)	52,417
Total assets	16,519,127	3,687,215	2,240,919	693,210	23,140,471	2,446,615	25,587,086
thereof investments on equity method investees	331,961	175,220	98,380	24,518	630,079	-	630,079
Additions of property, plant and equipment and intangible assets	459,768	102,427	37,207	56,742	656,144	198,701	854,845
Nine months ended September 30, 2017
Revenue external customers	9,714,927	1,887,510	1,205,640	534,819	13,342,896	11,947	13,354,843
Inter-segment revenue	1,465	3	245	270	1,983	(1,983)	-

Revenue	9,716,392	1,887,513	1,205,885	535,089	13,344,879	9,964	13,354,843

Operating income	1,478,038	333,328	237,163	44,679	2,093,208	(250,047)	1,843,161

Interest							(273,807)

Income before income taxes							1,569,354
Depreciation and amortization	(300,088)	(90,001)	(34,768)	(13,278)	(438,135)	(115,629)	(553,764)
Income (loss) from equity method investees	53,166	(3,826)	1,178	584	51,102	-	51,102
Total assets	15,572,667	3,609,233	2,066,100	668,863	21,916,863	2,333,495	24,250,358
thereof investments on equity method investees	326,439	184,964	97,587	24,290	633,280	-	633,280
Additions of property, plant and equipment and intangible assets	375,197	79,976	34,056	26,244	515,473	148,992	664,465

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

15.  Supplementary cash flow information

The following additional information is provided with respect to net cash provided by (used in) investing activities:

Details for net cash provided by (used in) investing activities in € THOUS

	For the nine months ended September 30,

	2018	2017

Details for acquisitions
Assets acquired	(241,677)	(625,394)
Liabilities assumed	12,222	134,074
Noncontrolling interests subject to put provisions	11,805	61,738
Noncontrolling interests	42,722	11,424
Non-cash consideration	9,629	14,175

Cash paid	(165,299)	(403,983)
Less cash acquired	3,015	8,572

Net cash paid for acquisitions	(162,284)	(395,411)

Cash paid for investments	(574,475)	(16,780)
Cash paid for intangible assets	(71,494)	(15,681)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	(808,253)	(427,872)

Details for divestitures
Cash received from sale of subsidiaries or other businesses, less cash disposed	1,662,297	19,575
Cash received from divestitures of debt securities	148,864	9,186
Cash received from repayment of loans	79	1,985

Proceeds from divestitures	1,811,240	30,746

Acquisitions of the last twelve months decreased net income (net income attributable to shareholders of FMC-AG & Co. KGaA) for the nine months ended September 30, 2018 by €68.

16.  Events occurring after the balance sheet date

No significant activities have taken place subsequent to the balance sheet date September 30, 2018 that have a material impact on the key figures and earnings presented. Currently, there are no other significant changes in the Company's structure, management, legal form or personnel.

Quantitative and qualitative disclosures about market risk

The information in note 13 of the notes to consolidated financial statements (unaudited), presented elsewhere in this report is incorporated by this reference.

 Controls and procedures

The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's General Partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner's Management Board, including the General Partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

The Company has substantially concluded its investigations into allegations of conduct outside the U.S. that may violate the U.S. Foreign Corrupt Practices Act or other anti-bribery laws and has undertaken discussions toward a possible settlement with the government agencies that would avoid litigation over government demands related to certain identified conduct. These discussions are continuing and have not yet achieved an agreement; failure to reach agreement and consequent litigation with either or both government agencies remains possible, see note 12 of the notes to the consolidated financial statements (unaudited) presented elsewhere in this Report. The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws.

OTHER INFORMATION

Legal and regulatory matters

The information in note 12 of the notes to consolidated financial statements (unaudited), presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.
2.24	Final Terms dated July 9, 2018 for EUR 500,000,000 Fixed Rate Euro-Denominated Bonds due 2025
31.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the three- and nine-months periods ended September 30, 2018 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of October 2018, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

  DATE: October 30, 2018

FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its General Partner
By: /s/ RICE POWELL
Name:Rice Powell
Title:	Chief Executive Officer and
Chairman of the Management Board of the General Partner
By: /s/ MICHAEL BROSNAN
Name:Michael Brosnan
Title:	Chief Financial Officer and
member of the Management Board of the General Partner